                          OFFER TO PURCHASE FOR CASH
                ANY AND ALL OUTSTANDING SHARES OF COMMON STOCK
                                      OF
                                 MAXSERV, INC.
                                      AT

                              $7.00 NET PER SHARE
                                      BY
                         MAX ACQUISITION DELAWARE INC.
                         A WHOLLY OWNED SUBSIDIARY OF

                            SEARS, ROEBUCK AND CO.


 THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY
        TIME, ON TUESDAY, MARCH 4, 1997, UNLESS THE OFFER IS EXTENDED.


  THE OFFER IS NOT CONDITIONED UPON ANY MINIMUM NUMBER OF SHARES OF COMMON STOCK OF MAXSERV, INC. (THE "COMPANY"), PAR VALUE $.01 ("SHARES"), BEING TENDERED OR UPON THE APPROVAL OF THE BOARD OF DIRECTORS OF THE COMPANY OR ANY COMMITTEE THEREOF. THE OFFER IS, HOWEVER, SUBJECT TO CERTAIN OTHER CONDITIONS. SEE "THE TENDER OFFER--CERTAIN CONDITIONS OF THE OFFER."

  SEARS, ROEBUCK AND CO. CURRENTLY BENEFICIALLY OWNS 7,033,333 SHARES, REPRESENTING APPROXIMATELY 64.4% OF THE OUTSTANDING SHARES AT NOVEMBER 30, 1996. SEARS, ROEBUCK AND CO. HAS NEGOTIATED WITH THE COMPANY, REPRESENTED BY A SPECIAL COMMITTEE OF THE BOARD OF DIRECTORS OF THE COMPANY (THE "SPECIAL COMMITTEE"), AS TO THE TERMS OF THE ACQUISITION OF THE SHARES NOT OWNED BY SEARS, ROEBUCK AND CO. THESE NEGOTIATIONS HAVE BEEN UNSUCCESSFUL TO DATE.

  THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

                                   IMPORTANT

  Any stockholder desiring to tender all or a portion of such stockholder's Shares should either (i) complete and sign the Letter of Transmittal or a facsimile thereof in accordance with the instructions in the Letter of Transmittal, have such stockholder's signature thereon guaranteed if required by Instruction 1 to the Letter of Transmittal, and mail or deliver the Letter of Transmittal together with the certificate(s) representing tendered Shares and all other required documents to the Depositary, or tender such Shares pursuant to the procedure for book-entry transfer set forth in "THE TENDER OFFER--Procedure for Tendering Shares" or (ii) request such stockholder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such stockholder. Stockholders having Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such person if they desire to tender their Shares. Any stockholder who desires to tender Shares and whose certificates representing such Shares are not immediately available, or who cannot comply with the procedures for book-entry transfer on a timely basis, may tender such Shares pursuant to the guaranteed delivery procedure set forth in "THE TENDER OFFER--Procedure for Tendering Shares."

  Questions and requests for assistance may be directed to the Information Agent or to the Dealer Manager at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained from the Information Agent or from brokers, dealers, commercial banks and trust companies.

                     The Dealer Manager for the Offer is:

                              MERRILL LYNCH & CO.

February 4, 1997

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
INTRODUCTION.............................................................   1
SPECIAL FACTORS..........................................................   3
  Background of the Offer................................................   3
  Purpose and Structure of the Offer; Plans for the Company after the
   Offer.................................................................   8
  Fairness of the Offer..................................................  11
  Opinion of Merrill Lynch as Financial Advisor to Parent................  12
  Certain United States Federal Income Tax Consequences..................  15
  Appraisal Rights.......................................................  16
THE TENDER OFFER.........................................................  17
  Terms of the Offer.....................................................  17
  Acceptance for Payment and Payment for Shares..........................  19
  Procedure for Tendering Shares.........................................  20
  Withdrawal Rights......................................................  22
  Price Range of Shares; Dividends.......................................  23
  Certain Effects of the Transaction.....................................  24
  Certain Information Concerning the Company.............................  25
  Certain Information Concerning Parent and Purchaser....................  27
  Source and Amount of Funds.............................................  29
  Dividends and Distributions............................................  29
  Certain Conditions of the Offer........................................  29
  Certain Regulatory and Legal Matters...................................  32
  Fees and Expenses......................................................  33
  Miscellaneous..........................................................  33
ANNEX I--Certain Information Concerning the Directors and Executive
         Officers of Parent and Purchaser
ANNEX II--Opinion of Merrill Lynch
ANNEX III--Section 262 of the General Corporation Law of the State of
 Delaware

To the Holders of Common Stock of
MaxServ, Inc.

                                 INTRODUCTION

  Max Acquisition Delaware Inc., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Sears, Roebuck and Co., a New York corporation ("Parent"), hereby offers to purchase all outstanding shares of common stock, par value $.01 per share, of MaxServ, Inc., a Delaware corporation ("MaxServ" or the "Company") not owned by Parent, at a purchase price of $7.00 per Share (the "Offer Price"), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, as amended and supplemented from time to time, together constitute the "Offer").

  Parent currently beneficially owns 7,033,333 Shares, representing approximately 64.4% of the outstanding Shares at November 30, 1996. Accordingly, Parent already has the power, subject to any applicable duties under Delaware law, to elect the entire Board of Directors of the Company (the "MaxServ Board") and, following consummation of the Offer, to approve as stockholder a merger or other business combination involving the Company without the affirmative vote of any other stockholder. Such ownership, however, does not give Parent or Purchaser the power to compel any stockholder of the Company to accept the Offer.

  The purpose of the Offer is to enable Parent and Purchaser to own the entire equity interest in the Company. Parent desires to acquire the minority equity interest at this time because it intends to substantially expand its network systems for customer support and does not wish to undertake such a proprietary effort in an entity it does not wholly own. Parent and Purchaser are making the Offer to satisfy a prerequisite to Parent acquiring additional Shares established by the Second Purchase Agreement (as defined below) and in order to permit holders of Shares to receive the Offer Price in as prompt a manner as is practicable. See "SPECIAL FACTORS--Background of the Offer."

  Since December 9, 1996, Parent has sought to negotiate the acquisition of the Shares not owned by Parent with a special committee comprised of members of the MaxServ Board not designated by Parent (the "Special Committee"), most recently by a proposal to offer $7.00 per Share. This proposal was publicly rejected by the Special Committee as inadequate on January 29, 1997. The Offer has not been approved by the MaxServ Board or any committee thereof. Purchaser and Parent believe the Offer to be fair to holders of Shares other than Parent and Purchaser for the reasons described below under "SPECIAL FACTORS--Fairness of the Offer." Each stockholder should make its own determination as to whether to accept or reject the Offer.

  Following consummation of the Offer, Parent and Purchaser intend to have the Company consummate a merger (the "Second Step Merger") in accordance with the relevant provisions of the General Corporation Law of the State of Delaware (the "DGCL") in which Purchaser will be merged with and into the Company. At the effective time of the Second Step Merger (the "Effective Time"), each Share not tendered pursuant to the Offer (other than Shares owned by the Company as treasury stock, Shares owned by Parent or Purchaser or any subsidiary thereof, or Shares with respect to which appraisal rights are properly exercised under Delaware law) will be converted into the right to receive an amount in cash equal to the highest price per Share paid in the Offer (the "Merger Consideration"). Following consummation of the Second Step Merger, the Company would continue as the surviving corporation (the "Surviving Corporation") and would be a wholly owned subsidiary of Parent.

  If Purchaser owns at least 90% of the outstanding Shares following consummation of the Offer (assuming the transfer of Parent's currently owned Shares to Purchaser), Purchaser would have the ability to consummate the Second Step Merger without a meeting or vote of the MaxServ Board or of the stockholders of the Company pursuant to the "short form" merger provisions of
Section 253 of the DGCL. In such circumstances, Purchaser currently intends to so effectuate the Second Step Merger as soon as practicable. See "SPECIAL FACTORS--Purpose and Structure of the Offer; Plans for the Company after the Offer."

  If Parent and Purchaser own less than 90% of the outstanding Shares following consummation of the Offer, they will nonetheless have the power as stockholders to (i) take such steps as are necessary to assure that Parent's designees constitute a majority or more of the directors on the MaxServ Board, including the removal of certain of the current directors serving on the MaxServ Board and the appointment of new directors to the MaxServ Board by written consent in lieu of a meeting of the Company's stockholders (it is likely that no "independent" or "outside" directors will then remain on the MaxServ Board), and (ii) indirectly seek to effect the Second Step Merger. See "THE TENDER OFFER--Certain Effects of the Transaction." In such circumstances, Parent and Purchaser intend to either (i) elect to promptly take such steps as are necessary to cause the Second Step Merger to be effected pursuant to a merger agreement to be approved by the Boards of Directors and stockholders of Purchaser and the Company, which will, if the Shares remain registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), require filing with the United States Securities and Exchange Commission (the "Commission") of certain disclosure materials prior to approval of the Second Step Merger by the Company's stockholders, or (ii) for an indeterminate period, delay the Second Step Merger and engage in certain open market or privately negotiated purchases, at prices which may be greater or less than the Offer Price, in order to increase Parent and Purchaser's combined ownership to or above 90% of the outstanding Shares, so as to enable Purchaser to effect the Second Step Merger as a "short form" merger. See "THE TENDER OFFER--Certain Effects of Transaction." As a consequence, no assurance can be given as to when Purchaser will cause the Second Step Merger to be consummated and, similarly, no assurance can be given as to when the Merger Consideration will be paid to stockholders who do not tender their Shares in the Offer. IN NO EVENT WILL ANY INTEREST BE PAID ON THE MERGER CONSIDERATION. See "SPECIAL FACTORS--Purpose and Structure of the Offer; Plans for the Company After the Offer."

  THE OFFER IS NOT CONDITIONED UPON ANY MINIMUM NUMBER OF SHARES BEING TENDERED OR UPON THE APPROVAL OF THE MAXSERV BOARD OR ANY COMMITTEE THEREOF. THE OFFER IS, HOWEVER, SUBJECT TO CERTAIN OTHER CONDITIONS. SEE "THE TENDER OFFER-- CERTAIN CONDITIONS OF THE OFFER." PURCHASER RESERVES THE RIGHT (BUT SHALL NOT BE OBLIGATED) TO WAIVE ANY OR ALL CONDITIONS TO THE OFFER.

  According to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended November 30, 1996 (the "Company's 10-Q"), there were 10,926,006 Shares issued and outstanding as of November 30, 1996. Parent owns 7,033,333 Shares, representing approximately 64.4% of the outstanding Shares as of such date. In addition, according to the Company's Annual Report on Form 10-KSB for the fiscal year ended May 31, 1996 (the "Company's 10-KSB"), as of such date,
(i) options to purchase approximately 1,200,000 Shares (the "Options") and (ii) warrants to purchase 50,000 Shares (the "Warrants"), were outstanding. Purchaser is not offering to acquire the Options or Warrants in the Offer; holders of the Options and Warrants desiring to obtain the Offer Price must exercise such instruments and tender the Shares obtained thereby in the Offer. See "SPECIAL FACTORS--Purpose and Structure of the Offer; Plans for the Company after the Offer." According to the Company's 10-KSB, there were approximately 1,500 holders of record of Shares on August 14, 1996.

  Tendering holders of Shares will not be obligated to pay brokerage fees or commissions or, except as set forth in the Letter of Transmittal, transfer taxes on the purchase of Shares by Purchaser pursuant to the Offer. Purchaser will pay all charges and expenses of Merrill Lynch & Co. ("Merrill Lynch"), which is acting as the Dealer Manager (the "Dealer Manager") in connection with the Offer, First Chicago Trust Company of New York, which is acting as the Depositary (the "Depositary") for the Offer, and D.F. King & Co., Inc., which is acting as the Information Agent (the "Information Agent") in connection with the Offer. See "THE TENDER OFFER--Fees and Expenses."

  THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

                                SPECIAL FACTORS

BACKGROUND OF THE OFFER

  Parent is, and has been since 1983, a customer of the Company, accounting for over 90% of the Company's revenues in the fiscal year ended May 31, 1996. The Company is engaged in the business of, among other things, providing information services for the repair and servicing of a full range of household and other appliances. See "THE TENDER OFFER--Certain Information Concerning the Company."

  Initial Share Purchases. In 1993, Parent purchased 2,900,000 Shares, approximately 45.3% of the then-outstanding Shares of the Company (the "Initial Purchase"). The Initial Purchase was effected pursuant to a Stock Purchase Agreement, dated as of May 20, 1993, by and between Parent and the Company (the "Initial Purchase Agreement"). Under the terms of the Initial Purchase Agreement, in consideration for the issuance of Shares to Parent in connection with the Initial Purchase, Parent (i) paid $950,000 in cash to the Company,
(ii) transferred furniture and equipment to the Company, the aggregate fair market value of which was approximately $500,000, and repair, service and installation materials, the aggregate fair market value of which was approximately $250,000, and (iii) executed a Service Agreement between Parent and the Company with a seven-year term, obligating the Company to provide services to Parent (the "Initial Service Agreement"), along with other agreements ancillary to the Initial Service Agreement. See "SPECIAL FACTORS-- Purpose and Structure of the Offer; Plans for the Company after the Offer." In connection with, and at the time of, the Initial Purchase, Parent and the Company also entered into a Registration Rights Agreement (the "Registration Rights Agreement"), which accorded Parent certain rights to register its Shares. The directors of the Company, none of whom were affiliated with Parent at the time of the Initial Purchase, approved the Initial Purchase Agreement, the Initial Service Agreement and the Registration Rights Agreement.

  In 1994 Parent acquired 400,000 additional Shares from each of Renaissance Capital Partners, Ltd. and Sunwestern Investment Group and its affiliates (collectively, "Sunwestern"), respectively, at a price of $4.50 per Share. Parent further acquired 3,333,333 Shares pursuant to a Stock Purchase Agreement dated as of December 29, 1994, by and between Parent and the Company (the "Second Purchase Agreement"), which resulted in Parent acquiring a controlling share interest in the Company, in consideration of the payment of $4,500,000 to the Company, the transfer to the Company of the assets of Parent's teleparts call operation, having an approximate fair market value of $1,200,000, the assignment of certain leases to the Company and the execution of a Parts Service Agreement with a ten-year term obligating the Company to provide certain parts services to Parent (the "Parts Service Agreement"). See "SPECIAL FACTORS--Purpose and Structure of the Offer; Plans for the Company after the Offer." At the time of the Second Purchase Agreement, Parent and the Company also amended the Registration Rights Agreement to extend Parent's registration rights to its newly purchased Shares. As a result of these purchases, Parent currently owns 7,033,333 Shares, representing approximately 64.4% of the outstanding Shares at November 30, 1996. These agreements and amendments and the acquisition of the controlling share interest in the Company were approved by the directors of the Company who were not affiliated with Parent.

  Pursuant to the terms of the Second Purchase Agreement, neither Parent nor its affiliates (other than certain permitted affiliates) (the "Parent Group") may acquire, directly or indirectly, without the approval of a majority of the directors of the Company who are not affiliated with Parent, any Voting Securities (as defined therein) (including any Shares) of the Company, if the effect of such acquisition would be to increase the aggregate voting power in the election of directors of all Voting Securities then owned by the Parent Group to greater than 64.93% of such total aggregate voting power of all Voting Securities then outstanding; provided that the Parent Group may acquire Voting Securities without regard to the foregoing limitation if a tender offer is made by Parent or any one or more members of the Parent Group to acquire all outstanding Voting Securities not already owned by the Parent Group. The Offer is being made, among other reasons, in order to meet the requirements of this provision. See "SPECIAL FACTORS--Purpose and Structure of the Offer; Plans for the Company after the Offer."

  Due to its ownership of over 50% of the outstanding Shares, Parent has the ability to elect the entire MaxServ Board or to approve a merger or other business combination involving the Company without the affirmative vote of any other stockholder of the Company. Currently, of the seven directors of MaxServ (the

MaxServ Board currently has one vacancy), three directors were designated as nominees to the MaxServ Board by Parent.

  Events Leading Up to the Offer. In the fall of 1996, Parent began to review and evaluate its strategic options with respect to its investment in the Company. Parent concluded that under all of its alternatives, the continued involvement in the Company of Mr. Charles Bayless, President and Chief Executive Officer of the Company, was desirable. Accordingly, on October 14, 1996, Mr. Lowell Peters and Mr. John Pigott, officers of Parent, met with Mr. Bayless to present an analysis of the strategic alternatives that Parent was considering for its future relationship with the Company. The first three alternatives assumed the Company remained public and were: (1) for Parent to curtail or eliminate the amount of new services that Parent would seek to have the Company provide; (2) for Parent to continue using the Company for systems development but develop its own network support using the Company's software; and (3) for the Company to continue to develop for Parent both system software and network support. The fourth alternative assumed that Parent would acquire all of the outstanding Shares of the Company it did not then own (the "Acquisition Alternative"). No conclusions were reached at this meeting, although Parent indicated it preferred the Acquisition Alternative because it desired to develop its new proprietary customer relationship network within a wholly owned company and not make such network available to third parties.

  Messrs. Bayless, Peters and Pigott met again on November 13, 1996 to review the compensation program Mr. Bayless might participate in if the Acquisition Alternative were to be pursued by Parent, assuming Mr. Bayless were to continue as Chief Executive Officer of the resulting entity. That compensation program was similar to that provided to the executive officers of other businesses in Parent's Home Services Group, and was comprised of base compensation and bonuses based on profits of Parent's Home Services Group and revenues of the Company, as well as participation in Parent's stock option plan. No agreement was then or has to date been reached with Mr. Bayless as to his compensation program should he choose to remain as Chief Executive Officer of the Company following the consummation of the Offer. Mr. Pigott and Mr. Bayless also discussed the procedures Parent might follow if it were to further explore the Acquisition Alternative, and that Parent's next step would be to initiate discussions with Sunwestern to assess its level of interest in selling its Shares in the Company pursuant to the Acquisition Alternative, as Parent did not wish to initiate the Acquisition Alternative without the support of Sunwestern.

  On December 3, 1996, Messrs. Peters and Pigott met with Mr. James F. Leary and Mr. Patrick A. Rivelli, both representatives of Sunwestern. While Mr. Leary and Mr. Rivelli were both directors of the Company at that time (Mr. Leary resigned as a director on December 20, 1996), they and Parent agreed in advance of the meeting they would be attending in their capacities as representatives of stockholders of the Company, and not as members of the MaxServ Board. At this meeting, the same alternatives presented to Mr. Bayless on October 14, 1996 were presented to Messrs. Leary and Rivelli.

  As a result of the discussions with Mr. Bayless and Sunwestern, Parent concluded that Mr. Bayless was likely to remain with the Company should the Acquisition Alternative be consummated, and that Sunwestern was prepared to sell its Shares if the price proposed in an offer were acceptable. Based upon these conclusions, Parent determined the Acquisition Alternative best suited its plans for expansion of its proprietary customer relationship network.

  On December 4, 1996, Parent sent the following letter to the MaxServ Board:

    Gentlemen:

      Sears, Roebuck and Co. ("Sears"), through a wholly-owned subsidiary, is interested in pursuing a transaction in which Sears would acquire all outstanding shares of common stock (the "Shares") of MaxServ, Inc. ("MaxServ") that Sears does not currently own, as well as all outstanding warrants to acquire common stock of MaxServ (the
    "Warrants").

      In light of the presence of designees of Sears on the Board of Directors of MaxServ, Sears requests that you appoint a committee of the MaxServ Board of Directors (the "Special Committee") with which Sears can commence negotiations for such an acquisition. Once the Special Committee is appointed, Sears anticipates working with the Special Committee to establish a mutually acceptable price for the Shares and Warrants, and other essential terms.

      Once you have notified us that you have appointed the Special Committee, we would like to immediately proceed with negotiations. We look forward to working with the Special Committee to accomplish a successful transaction for the shareholders of MaxServ.

                                          Sincerely,
                                          Sears, Roebuck and Co.

                                            /s/ Jane J. Thompson
                                          by: _________________________________
                                                Jane J. Thompson
                                                President, Home Services

  On December 9, 1996, Parent was advised that the Special Committee had been appointed and was comprised of Mr. Nathaniel P. Turner, Mr. Stephen J. Keane and Mr. Rivelli. On December 18, 1996, Messrs. Peters and Pigott met with the Special Committee in Dallas (the "December 18 Meeting") at which time Parent provided the Special Committee with an overview of the reasons Parent wanted to proceed with the transaction proposed in Parent's December 4 letter (the "Proposed Transaction"). The presentation outlined the alternatives previously reviewed with Mr. Bayless and Sunwestern, and why Parent had selected the Acquisition Alternative. The Special Committee asked Messrs. Peters and Pigott why Parent did not commence a tender offer for the outstanding Shares not owned by Parent or its affiliates without Special Committee support, as permitted by the Second Purchase Agreement. Mr. Pigott explained that Parent preferred to work with the Special Committee to reach an agreed-upon value of the Shares, and further, that it was Parent's impression that the Special Committee preferred to negotiate in that manner and on that basis. The Special Committee inquired as to whether Parent would consider selling any portion of the Shares already owned by Parent. Mr. Pigott emphasized that Parent was not considering and did not intend to sell any portion of its Shares, but that if the Proposed Transaction could not be effected, Parent would be forced to rethink its future business relationship with MaxServ and that those decisions, in turn, could have an impact on Parent's desire to continue to hold more than a simple majority of the Shares. The Special Committee also asked Messrs. Peters and Pigott at the December 18 Meeting (i) whether Parent would consider a non-cash offer to reduce potential tax liability to the Company's shareholders, and (ii) whether Parent would consider an agreement to delay commencing a tender offer until the earlier of January 30, 1997 or two weeks after a proposal by Parent on price. Mr. Pigott stated that Parent would not consider a non-cash offer and that he did not think Parent would agree to such a standstill, but that he would discuss the proposal with Parent's officers and counsel. The Special Committee also asked if Parent would consider a provision that would provide the MaxServ shareholders any additional proceeds from a subsequent sale of the Company by Parent in the two years following the closing of any offer by Parent to purchase all the outstanding Shares of MaxServ; such proposal was rejected. On December 24, 1996, Mr. Pigott advised Mr. Turner that Parent had decided against agreeing to the proposed standstill.

  On January 9, 1997, the Special Committee, counsel to the Special Committee, representatives of Broadview Associates ("Broadview"), the financial advisor to the Special Committee, officers of Parent and counsel to Parent met to discuss the possible purchase price which might be paid by Parent in an acquisition of the outstanding Shares of the Company it did not own (the "Minority Interests"). At that meeting, Parent proposed a range of $6.50 to $6.75 per Share in cash to be paid in the Proposed Transaction. Officers of Parent stated Parent's belief that such a price range was appropriate in light of (i) the premium it represented to historic trading prices of the Shares (33-38% to the $4.88 closing price of the Shares on December 4, 1996, the last trading day prior to Parent's announcement of its interest in acquiring all outstanding Shares, and 69-75% to the $3.85 average trading price during the 12-month period ending on December 4, 1996), (ii) Parent's discounted cash flow analysis of the value of the Company, (iii) the post-announcement trading prices of the Shares reflecting a similar valuation of the Company's minority shares, and (iv) no "control premium" being attributable to the acquisition of the minority shares. The Special Committee expressed the view that such a price range was not acceptable, and Broadview stated that its data supported a price per share "in the teens" for the minority's interest, both from the perspective of the valuations of comparable companies as well as from a discounted cash flow analysis prepared by Broadview. At the end of this meeting, Parent and the Special Committee agreed a further meeting should be held to evaluate the data which supported Parent's and the Special Committee's respective views on value.

  On January 14, 1997, representatives of Parent and Broadview met and exchanged views and data on Parent's and the Special Committee's respective valuation methods and assumptions. The discussion focused on Broadview's discounted cash flow analysis (the "Broadview DCF Analysis") and its revenue projections for the Company as compared to Parent's assessment of valuation. See "THE TENDER OFFER--Certain Information Concerning the Company" at which the projections utilized in the Broadview DCF Analysis are set forth.

  On January 16, 1997, in a conference call in which the members of the Special Committee, officers of Parent and counsel and financial advisors to each of the Special Committee and Parent participated, a representative of Merrill Lynch, as financial advisor to Parent, presented its views on comparable premiums for minority interest transactions, mathematical errors it identified in the Broadview DCF Analysis and the appropriateness of the "peer" companies utilized by Broadview in Broadview's valuation analysis. Merrill Lynch's representative also noted that the Company's stock price since the announcement of Parent's interest in acquiring the Minority Interests had not risen to a level commensurate with the valuation Broadview was presenting, and that a valuation methodology which assumes the markets are efficient could not support a value "in the teens." Representatives of Parent expressed disagreement with the assumptions made in the Broadview DCF Analysis regarding projected growth of revenues from Parent (25% compounded annual growth for the fiscal years 1997 to 2002) and the Company's ability to expand revenues from third party customers, i.e., customers other than Parent (projected to grow from $5 million to $110 million, approximately 85% compounded annual growth, in the fiscal years 1997 to 2002). The Special Committee and representatives of Parent exchanged additional views on the future prospects of the Company. The call ended with an agreement to meet again on January 23, 1997.

  On January 17, 1997, Mr. Pigott and Mr. Turner, the Chairman of the Special Committee, spoke and reviewed the current positions of Parent and the Special Committee as to the price per share to be paid pursuant to the Proposed Transaction by Parent. Mr. Turner advised Mr. Pigott that the Special Committee would accept a $10.00 per Share proposal, and that he was confident it would reject an $8.00 per Share offer. Mr. Pigott also requested a meeting with management of the Company so that Parent might better understand the basis for the Company's growth projections used by Broadview, as (i) management of the Company had not previously prepared for the MaxServ Board any long-term business plan or projections beyond May 1997, and (ii) Broadview had previously advised representatives of Parent that the information used in the Broadview DCF Analysis had been prepared solely in connection with its analysis of the Proposed Transaction. Mr. Turner stated that further discussions regarding the cash flow projections prepared by Broadview would not be productive in resolving the difference between Parent's valuation and the Special Committee's valuation of the Company. Mr. Pigott then requested that Parent be permitted to speak with Company management under the condition that the projections used in the Broadview DCF Analysis would not be discussed. Soon thereafter, Mr. Turner called Mr. Pigott and agreed that representatives of Parent could meet with management of the Company if the Broadview DCF Analysis was not discussed.

  On January 20, 1997, Mr. Turner left a voicemail message for Mr. Pigott stating that unless Parent's range of offer prices connected with the Special Committee's "range," there was no purpose in having the previously agreed January 23 meeting. Mr. Pigott contacted Mr. Turner and expressed Parent's view that the meeting on January 23 should still be held. Mr. Turner advised Mr. Pigott that he would speak with the Special Committee and respond as to whether they believed the meeting should be held.

  Mr. Turner and the Special Committee never responded to Parent's request that a meeting be held. In an effort to move the negotiations forward, on the afternoon of January 23, 1997, Merrill Lynch advised Broadview that Parent was prepared to make an offer of $7.00 per share for the Shares in the Proposed Transaction. Later that day, Broadview responded to Merrill Lynch that the Special Committee had evaluated Parent's proposed offer and would not recommend such an offer if it were made to stockholders. Broadview did not offer any alternative price per Share and did not propose any means of resolving the impasse.

  In light of the Special Committee's unwillingness to accept Parent's offer of $7.00 per Share in the Proposed Transaction or to propose a means to resolve the impasse, Parent concluded that reaching agreement with the Special Committee on price was unlikely and, on January 27, 1997, advised the Special Committee it was withdrawing its proposal to the Special Committee to offer $7.00 per Share.

  On January 28, 1997, Mr. Turner telephoned Mr. Pigott and expressed his displeasure with some of the statements contained in Parent's amended Schedule 13D filing, dated January 27, 1997, in which Parent disclosed its withdrawal of the proposal to offer to acquire the Shares at a per Share price of $7.00. Mr. Turner questioned whether Mr. Pigott was aware that the Special Committee would negotiate a transaction at a per Share price "in the eights." Mr. Pigott responded that the Special Committee had never informed Parent that a transaction could be negotiated at any price lower than $10.00 per Share, and that in an earlier conversation between Broadview and Merrill Lynch in which Broadview had mentioned $8.00 as a possible price, Broadview had not indicated that it was conveying any position of the Special Committee or that the Special Committee would support such a price. Mr. Pigott then stated that Parent had withdrawn its proposal to offer $7.00 per Share because Parent determined it was unlikely to reach agreement on price with the Special Committee in light of discussions to date. Mr. Turner reiterated his belief that a transaction could be negotiated between Parent and the Special Committee at a per Share price between $8.00 and $9.00.

  On January 29, 1997, the Special Committee issued the following press release (the "Special Committee Announcement"):

         SPECIAL COMMITTEE OF MAXSERV, INC. REJECTS SEARS' $7.00 OFFER
                  AS INADEQUATE; REMAINS WILLING TO NEGOTIATE

      Dallas, Texas, Jan29 -- The Special Committee of the Board of Directors of MaxServ, Inc. (Nasdaq Small Cap: MXSV) believes that a public response to the recent Schedule 13D amendment by Sears, Roebuck and Co., indicating Sears' withdrawal of a proposal to offer $7.00 per share for the shares of MaxServ it does not currently own, is appropriate.

      The Special Committee, established at the request of Sears to negotiate a transaction with Sears at a mutually acceptable price, unanimously rejected Sears' proposal to offer $7.00 per share as "inadequate." This decision was made after deliberations with the Special Committee's financial advisor, Broadview Associates, and its legal counsel and was predicated upon the Special Committee's assessment of the long-term strategic value of MaxServ, the current values represented by comparable public teleservice companies, comparable transactions involving teleservice businesses, and a discounted cash flow analysis of MaxServ management's long-term financial forecasts. The Special Committee noted, among other unique assets, MaxServ's new generation of proprietary call taking software which is well along in development.

      Prior to the filing of the amended Schedule 13D, Sears was advised that a proposal in the range of $8.00 to $10.00 per share would be supported by the Special Committee. Subsequent to Sears' recent filing, the Special Committee further narrowed its range of acceptable values to between $8.00 and $9.00 per share.

      Based upon preliminary inquiries received by Broadview, the Special Committee believes that the sale of 100% of MaxServ to a third party in a transaction voluntarily supported by Sears might command a significantly higher valuation. Sears has repeatedly indicated, however, that it has no interest in selling its interest in MaxServ, although it reserved the right to do so in its amended Schedule 13D.

      The Special Committee is committed to working with Sears to maximize MaxServ's shareholders' value either as an independent public company, in an acquisition by Sears, or in an acquisition by a third party with Sears' support.

  On February 3, 1997, an officer of Parent received a letter from Advanced Telemarketing Corporation ("ATC") dated January 29, 1997, expressing ATC's desire for a personal meeting to express ATC's interest in acquiring the Company. The letter did not propose a price or other terms of such an acquisition. In light of Sears determination it would retain ownership of a majority share interest in the Company for so long as it had a material business relationship with the Company, on February 3, 1997 Parent sent a letter to ATC stating a meeting regarding an acquisition of the Company would be unproductive and unnecessary.

  After withdrawing its proposal, Parent evaluated alternatives available to Parent to acquire the Minority Interests with its counsel and with Merrill Lynch. On February 3, 1997, Parent determined to commence the Offer.

  In connection with the commencement of the Offer, Parent sent the following letter to the members of the MaxServ Board:

                                          February 4, 1997

    Dear Members of the Board:

      I am writing to advise you that our wholly-owned subsidiary, Max Acquisition Delaware Inc., has today commenced a cash tender offer to purchase all of the outstanding shares of MaxServ, Inc. common stock (the "Shares") that it does not already own for $7.00 per share. This price represents a 43% premium to the $4.88 per share closing price for the shares on December 4, 1996, the last trading day prior to Sears announcement of its interest in acquiring the outstanding Shares. We believe this offer is fair to all stockholders (other than Sears) and have obtained the opinion of Merrill Lynch & Co. that this offer is fair, from a financial point of view, to the holders of shares other than Sears.

      As you know, we have attempted to negotiate a transaction with the Special Committee. At present, however, given the rejection of Sears proposal to offer $7.00 per Share by the Special Committee and our inability to resolve our differences over the value attributable to the Shares held by the minority stockholders, Sears has determined that it is desirable to commence this tender offer to enable the minority stockholders to benefit from this attractive opportunity in a timely manner and to end the uncertainties which have arisen out of this lengthy process.

                                          Very truly yours,

                                          /s/ Alan J. Lacy
                                          -------------------------------------
                                          Executive Vice President and Chief
                                          Financial Officer

PURPOSE AND STRUCTURE OF THE OFFER; PLANS FOR THE COMPANY AFTER THE OFFER

  Purpose. The purpose of the Offer is to enable Parent and Purchaser to acquire the entire equity interest in the Company. Parent desires to own the Minority Interests at this time because it intends to substantially expand its network systems for customer support, and does not wish to undertake such a proprietary effort in an entity it does not wholly own. Parent and Purchaser are making the Offer to satisfy a prerequisite to Parent acquiring additional Shares established by the Second Purchase Agreement and in order to permit holders of Shares to receive the Offer Price in as prompt a manner as is practicable. Following consummation of the Offer, Parent and Purchaser intend to cause Purchaser and the Company to consummate the Second Step Merger in accordance with the relevant provisions of the DGCL in which Purchaser will be merged with and into the Company. Following consummation of the Second Step Merger, the Company will continue as the Surviving Corporation and will be a wholly owned subsidiary of Parent. The purpose of the Second Step Merger is to acquire all Shares not tendered and purchased pursuant to the Offer or otherwise held by Purchaser or Parent. In the Second Step Merger, each then-outstanding Share (other than Shares owned by the Company as treasury stock, Shares owned by Parent or Purchaser, or Shares with respect to which appraisal rights are properly exercised under Delaware law) will be converted into the right to receive the Merger Consideration.

  Parent has considered alternative relationships with the Company other than ownership of the entire equity interest in the Company. See "SPECIAL FACTORS-- Background of the Offer." None of these alternatives satisfy Parent's business objectives.

  Structure. The Offer is structured so that no approval of the unaffiliated stockholders of the Company or of the MaxServ Board or any committee thereof is required. Purchaser will, subject to the conditions of the Offer, accept for payment Shares properly tendered in accordance with this Offer to Purchase and the Letter of Transmittal, regardless of the amount tendered. Parent considered the alternative of immediately taking the steps necessary to elect Parent's designees as a majority of the MaxServ Board, but chose instead to first complete the Offer so as to provide holders of Shares the opportunity to sell their Shares prior to Parent appointing a majority or more of the directors of MaxServ.

  Plans for the Company after the Offer. Once the Offer is consummated, if permitted by the National Association of Securities Dealers, Inc. (the "NASD") and the Exchange Act, it is the intention of Purchaser to seek to cause the Company to file applications to withdraw the Shares from listing on the Nasdaq SmallCap MarketSM and to terminate the registration of the Shares under the Exchange Act. See "THE TENDER OFFER--Certain Effects of the Transaction." In the event that the Shares are no longer included in the Nasdaq SmallCap MarketSM, it is possible that the Shares would continue to trade in the over-the-counter market and that price quotations would be reported by other sources. The extent of the public market for the Shares and the availability of such quotations would, however, depend on the number of holders of Shares remaining at such time, the interests in maintaining a market in Shares on the part of securities firms, the possible termination of registration of shares under the Exchange Act, as described below, and other factors. To the extent the Shares are delisted from the Nasdaq SmallCap MarketSM, the market for Shares could be adversely affected. Further, Purchaser cannot predict whether the reduction in the number of Shares that might otherwise trade publicly, if any, effected by the Offer would have an adverse or beneficial effect on the market price for or marketability of the Shares or whether it would cause future market prices to be greater or less than the Offer Price. See "THE TENDER OFFER--Certain Effects of the Transaction."

  If, following consummation of the Offer, Parent and Purchaser own 90% or more of the outstanding Shares, Parent intends to transfer the Shares it directly owns to Purchaser and to cause Purchaser and the Company to consummate the Second Step Merger, which would not require the approval of any holder of Shares other than Purchaser or of the MaxServ Board (the "Short-Form Merger"). Assuming all outstanding Options and Warrants are exercised and the Shares thus acquired are outstanding, Purchaser will need to purchase approximately 3,921,473 Shares pursuant to the Offer to reach the 90% ownership level necessary to effect a Short-Form Merger.

  If Parent and Purchaser own less than 90% of the outstanding Shares following consummation of the Offer, they will nonetheless have the power as stockholders to (i) take such steps as are necessary to assure that Parent's designees constitute a majority or more of the directors on the MaxServ Board, including the removal of certain of the current directors serving on the MaxServ Board and the appointment of new directors to the MaxServ Board by written consent in lieu of a meeting of the Company's stockholders (in such circumstances, it is likely no "independent" or "outside" directors will remain on the MaxServ Board), and (ii) indirectly seek to effect the Second Step Merger. In such circumstances, Purchaser intends to either (i) elect to promptly take such steps as are necessary to cause the Second Step Merger to be effected pursuant to a merger agreement approved by the Boards of Directors and stockholders of Purchaser and the Company which, if the Shares remain registered under the Exchange Act, will require filing with the Commission of certain disclosure materials prior to such approval of the Second Step Merger by the Company's stockholders, or (ii) for an indeterminate period, delay the Second Step Merger and engage in open market or privately negotiated purchases in order to increase Parent and Purchaser's combined ownership to or above 90% of the outstanding Shares, at prices which may be greater or less than the Offer Price. Any such acquisition of Shares by Purchaser would have to be made in accordance with applicable legal requirements, including those of Regulation 13D and Rules 10b-18 and 13e-3 under the Exchange Act. After completion or termination of the Offer, Parent and Purchaser also reserve the right, but have no current intention, to sell Shares in open market or negotiated transactions. There can be no assurance that Purchaser will acquire such additional Shares in such circumstances or over what period of time such additional Shares, if any, might be acquired. As a consequence, no assurance can be given as to when Purchaser will cause the Second Step Merger to be consummated, and similarly no assurance can be given as to when the Merger Consideration will be paid to stockholders who do not tender their Shares in the Offer.

  Pursuant to the Second Step Merger, each then outstanding Share (other than Shares owned by Parent or Purchaser, Shares held in the treasury of the Company and Shares owned by stockholders who perfect any available appraisal rights under the DGCL) would be converted into the right to receive an amount in cash equal to the Merger Consideration. See "THE TENDER OFFER--Appraisal Rights."

  If the Second Step Merger is consummated, Purchaser intends (i) to have the Shares delisted from the Nasdaq SmallCap MarketSM and (ii) to terminate the registration of the Shares under the Exchange Act.

   Purchaser is not offering to acquire outstanding Options or Warrants in the Offer. If any holders of the Options or Warrants do not exercise such instruments and tender the Shares obtained thereby in the Offer, Parent may, in its sole discretion, elect, or cause the Company to elect, after consummation of the Offer, to negotiate the acquisition or retirement of such Options and Warrants from the holders thereof (i) for cash, (ii) in exchange for securities of Parent or its affiliates or (iii) for other consideration, the value of which in each case may be greater or less than the Offer Price.

  Following the Second Step Merger, the Company would be a wholly-owned subsidiary of Parent. Parent and Purchaser intend to seek to retain key management personnel of the Company following consummation of the Offer and the Second Step Merger, including Mr. Bayless. See "SPECIAL FACTORS--Background of the Offer." Except as set forth herein, neither Parent nor Purchaser have discussed with such personnel, nor reached any agreement with respect to, the terms of such employment.

  Except as otherwise described in this Offer to Purchase, Purchaser has no current plans or proposals which relate to or would result in: (a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company; (b) a sale or transfer of a material amount of assets of the Company; (c) any change in the MaxServ Board or management of the Company, including, but not limited to, any plan or proposal to change the number or term of directors, to fill any existing vacancy on the MaxServ Board or any change any material term of the employment contract of any executive officer; (d) any material change in the present dividend rate or policy or indebtedness or capitalization of the Company; (e) any other material change in the Company's corporate structure or business; (f) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Exchange Act; or (g) the suspension of the Company's obligation to file reports pursuant to Section 15(d) of the Exchange Act.

  Business Relationship between the Company and Parent. The Company has, throughout the period since the Initial Purchase, been operated as an independent public company. Except for the participation by Parent's designees on the MaxServ Board, neither Parent nor Purchaser has had any involvement in the management of the Company, and (notwithstanding its majority ownership) at no time have Parent's designees on the MaxServ Board constituted a majority of the MaxServ directors. Currently, of the seven directors of MaxServ (the MaxServ Board currently has one vacancy), three directors are representatives of Parent. Although, due to its ownership of more than 50% of the Shares, Parent has had the ability to elect the entire MaxServ Board, it has not attempted to do so to date.

  According to the Company's 10-KSB, over 90% of the Company's revenues for the year ended May 31, 1996 were attributable to services provided to Parent pursuant to the Initial Service Agreement and the Parts Service Agreement. See "SPECIAL FACTORS--Background of the Offer." The Initial Service Agreement, entered into in May 1993, is for a seven-year term and covers consumer, parts and technical support, database maintenance, home office center support, and administrative services. Parent paid approximately $21.1 million in 1996, $17.9 million in 1995 and $16.8 million in 1994 in fees to the Company for services provided under the

Initial Service Agreement and related agreements. The Parts Service Agreement, entered into in December 1994, is for a ten-year term and covers telemarketing and Technical Assistant Desk services. Parent paid approximately $30.3 million in 1996, $25.7 million in 1995 and $1.8 million in 1994 in fees to the Company for services provided under the Parts Service Agreement and related agreements. These agreements provide that after the lapse of any applicable cure periods, each of the agreements is terminable by either party in the event of noncompliance by the other party with certain provisions relating to performance of services in accordance with specified minimum standards, maintenance of required insurance and fulfillment of indemnity and confidentiality obligations. Parent may, in certain circumstances, terminate each agreement (or, in some cases, certain services provided under such agreement), upon 180 days notice, if Parent determines to exit the business of internally providing product repair, service and installation or no longer provides services to its customers provided by the Company under the agreements, or if the Company (i) merges with or into or is acquired by another entity; (ii) sells all or substantially all its assets; (iii) takes action to liquidate or dissolve; or (iv) as a result of any transaction, experiences or undergoes a change in control. In specified termination situations under the Parts Service Agreement during the first three years of the term of such agreement, Parent is obligated to assume certain leases and purchase certain assets from the Company, which obligations abate during such three-year period. Neither the Initial Service Agreement nor the Parts Service Agreement obligate Sears to purchase any particular amount of services from the Company. In November 1995, the Company contacted Parent because it was concerned that the Company's sales and profitability were down. Parent agreed to work with the Company to resolve the situation. As a result of this discussion, on January 31, 1996, Parent and Company executed an Amendment Agreement to the Parts Service Agreement in which Parent agreed to amend the fee schedules for teleparts services, retroactive to January 1, 1996, to increase revenues to the Company. Among other things, the Amendment Agreement provided that Parent would make a nonrecurring one-time payment to the Company in the first quarter of 1996, of $500,000 and assured the Company an additional incremental $3 million in services fees in 1996 from what the Company would have received if the fee structure used in 1995 had been applied to the 1996 projected teleparts revenue.

  Unless it is able to acquire the outstanding Shares that it does not already own, Parent intends to develop new projects outside of the Company, as Parent does not desire to develop new proprietary customer communication programs within an entity it does not wholly own. In such circumstances, Parent would also intend to reevaluate its existing contractual programs with the Company.

FAIRNESS OF THE OFFER

  Parent currently owns a majority of the outstanding Shares of the Company and, as such, Parent and Purchaser are deemed "affiliates" of the Company under Rule 12b-2 of the Exchange Act. Accordingly, Purchaser and Parent have complied with Rule 13e-3 under the Exchange Act and have considered the fairness of the Offer to the stockholders of the Company other than Purchaser and Parent and, in connection with the Offer, have filed with the Commission a Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3").

  Purchaser and Parent believe the Offer to be fair to the Company's stockholders other than Parent. In making this determination, Purchaser and Parent gave significant weight to the opinion of Merrill Lynch. In addition, Purchaser and Parent took into account the following factors: (i) the Offer Price represents a 44% premium over the closing price for the Shares on December 4, 1996, the last full trading day prior to announcement of Parent's desire to acquire the Minority Interests (the "Pre-Announcement Date") and an 85% premium over the average trading price of the Shares for the 12 month period ending on the Pre-Announcement Date; (ii) the Offer Price is higher than, or at the higher end of the range of, the implied value of the Shares derived from the analyses performed by Merrill Lynch and described below;
(iii) the Offer Price is higher than the highest price paid by Parent for any Shares acquired by Parent; and (iv) the Offer is a cash offer for all of the Minority Interests. Purchaser and Parent did not find it practicable to, and did not, assign specific relative weights to the foregoing factors in reaching their opinion as to the fairness of the Offer. In light of the nature of the Company's business, Parent did not deem net book value or liquidation value to be relevant indicators of the value of the Minority Interests.

  Because the Company represents a significant investment for Parent, and because Parent accounted for over 90% of the Company's revenues for the fiscal year 1996, Parent is familiar with the Company's financial information and historical performance and believes it is able to make informed judgments regarding the positive and negative aspects of the Company. As a consequence, in reaching its conclusion as to fairness, Parent and Purchaser, in conjunction with Merrill Lynch, evaluated the Broadview DCF Analysis which had been provided to Parent and which was referenced in the Special Committee Announcement. In evaluating the propriety of the assumptions used by Broadview as to the forecasted growth in revenues and margin of the Company during the five-year period ending May 31, 2002, Parent considered (i) its own views based on its historic involvement with the Company as to (A) the propriety of the projected growth of revenues and margin to be derived from the Company's business with Parent, which are not supported by Parent's current plans for the Company and (B) the Company's historic weakness in attracting and growing third party customers, which Parent believes is the best indicator of the Company's future ability to grow such customer base and which does not support the 85% compounded annual growth in such third party customer revenues as used in the Broadview DCF Analysis and (ii) that Parent has been advised that such projections were not prepared as part of the Company's management's long-term forecasting (which only had been prepared for fiscal year 1997), but only in connection with the preparation of the Broadview DCF Analysis. Parent's views as to the appropriate assumptions for such revenue growth were incorporated in the discounted cash flow analysis of the Company performed by Merrill Lynch:
15% in calendar year 1997 and 20% in each of calendar years 1998-2001 for third party customer revenue growth and 7.7%, 2.4%, 5.1%, 5.1% and 5.1% for calendar years 1997-2001 for Parent revenue growth. See "SPECIAL FACTORS-- Opinion of Merrill Lynch as Financial Advisor to Parent." In light of these factors, Parent concluded the Broadview DCF Analysis was not a reliable measure of the value of the Shares and accorded little weight thereto in reaching its determination as to fairness. For purposes of Merrill Lynch's opinion described below, and with the concurrence of Parent's management, Merrill Lynch considered only those forecasts in the Broadview DCF Analysis relating to the years ended December 31, 1996 and 1997, since in the opinion of Merrill Lynch and Parent, the forecasts for subsequent periods were based on assumptions concerning the Company's business and prospects that are unreasonable. See "SPECIAL FACTORS--Opinion of Merrill Lynch as Financial Advisor to Parent."

OPINION OF MERRILL LYNCH AS FINANCIAL ADVISOR TO PARENT

  Parent retained Merrill Lynch to act as its financial advisor and Dealer Manager in connection with the Offer. On February 3, 1997, Merrill Lynch rendered to the Parent's Board of Directors its written opinion (the "Merrill Lynch Opinion") that, as of such date and based upon and subject to the factors and assumptions set forth therein, the proposed cash consideration to be paid by Parent pursuant to the Offer was fair from a financial point of view to the holders of Shares other than Parent.

  THE FULL TEXT OF THE MERRILL LYNCH OPINION, WHICH SETS FORTH THE ASSUMPTIONS MADE, MATTERS CONSIDERED, QUALIFICATIONS AND LIMITATIONS ON THE REVIEW UNDERTAKEN BY MERRILL LYNCH, IS ATTACHED AS ANNEX II TO THIS OFFER TO PURCHASE AND IS INCORPORATED HEREIN BY REFERENCE. THE SUMMARY OF THE MERRILL LYNCH OPINION SET FORTH IN THIS OFFER TO PURCHASE IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION. THE MERRILL LYNCH OPINION WAS PROVIDED TO THE PARENT'S BOARD OF DIRECTORS FOR ITS INFORMATION AND IS DIRECTED ONLY TO THE FAIRNESS FROM A FINANCIAL POINT OF VIEW OF THE PROPOSED CASH CONSIDERATION TO BE PAID BY PARENT PURSUANT TO THE OFFER TO THE HOLDERS OF SHARES OTHER THAN PARENT AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY SUCH HOLDER AS TO WHETHER SUCH HOLDER SHOULD TENDER SHARES PURSUANT TO THE OFFER. THE MERRILL LYNCH OPINION IS BASED UPON MARKET, ECONOMIC, FINANCIAL AND OTHER CONDITIONS AS THEY EXISTED AND COULD BE EVALUATED AS OF THE DATE OF THE MERRILL LYNCH OPINION.

  In arriving at its opinion, Merrill Lynch, among other things: (1) reviewed the Company's Annual Reports, Forms 10-K and related financial information for the three fiscal years ended May 31, 1996 and the Company's Forms 10-Q and related unaudited financial information for the quarterly periods ended August 31, 1996 and November 30, 1996; (2) reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets and prospects of the Company, furnished to Merrill Lynch by members of Parent's management who monitor the operations of the Company; (3) reviewed certain financial forecasts prepared by the financial advisor to the Special Committee; (4) conducted discussions with members of Parent's management who monitor the operations of the Company concerning the Company's business and prospects; (5) reviewed the historical market prices and trading activity for the Shares and compared them with those of certain publicly traded companies which Merrill Lynch deemed to be reasonably similar to the Company;
(6) compared the results of operations of the Company with those of certain companies which Merrill Lynch deemed to be reasonably similar to the Company;
(7) reviewed premiums paid in certain minority interest transactions which Merrill Lynch deemed to be relevant; and (8) reviewed such other financial studies and analyses and performed such other investigations and took into account such other matters as Merrill Lynch deemed necessary, including its assessment of general economic, market and monetary conditions.

  In preparing its opinion, Merrill Lynch relied on the accuracy and completeness of all information supplied or otherwise made available to it by Parent, and Merrill Lynch did not independently verify such information or undertake an independent appraisal of the assets or liabilities of the Company. With respect to the financial forecasts of the Company furnished to it by Parent, Merrill Lynch assumed that they had been reasonably prepared and reflected the best currently available estimates and judgment of the management of Parent as to the expected future financial performance of the Company. Merrill Lynch was not provided with any information by the Company and neither received nor reviewed any financial forecasts prepared by the Company pertaining to its future prospects. In addition, Merrill Lynch had no discussions with members of the Company's management concerning the Company's business and prospects. Although Merrill Lynch was provided with certain financial forecasts prepared by the financial advisor to the Special Committee, Merrill Lynch, for purposes of its opinion and with the concurrence of members of Parent's management who monitor the operations of the Company, considered only those forecasts relating to the years ended December 31, 1996 and 1997 since, in the view of Merrill Lynch and such management, the forecasts for subsequent periods were based on assumptions concerning the Company's business and prospects that are unreasonable.

  The following is a summary of the analyses performed by Merrill Lynch in connection with the preparation of the Merrill Lynch Opinion.

  Historical Stock Price Analyses. Merrill Lynch reviewed the trading performance of the Shares for the period from December 4, 1991 to January 29, 1997 and identified certain events that had a significant effect on the trading price of the Shares. Merrill Lynch determined that the average trading prices of the Shares for the five-year, three-year and one-year periods ending, in each case, on December 4, 1996, the last full day of trading prior to Parent's announcement of its intention to acquire the Shares not then owned by it, were $2.97, $3.97 and $3.85, respectively, and that the Offer Price represents a premium to such average prices of 136%, 76% and 85%, respectively. Merrill Lynch noted that the Offer Price represented a premium of (1) 44% over the closing price for the Shares on the Pre-Announcement Date and (2) 6% over the closing price on January 29, 1997. Merrill Lynch also reviewed the historical price/earnings multiples (the "P/E Multiples") of the Shares from June 1994 to December 4, 1996 and determined that (1) for fiscal 1995, the average current fiscal year ("CFY") P/E Multiple was 23.2x and the average next fiscal year ("NFY") P/E Multiple was 14.4x, (2) for fiscal 1996, the average CFY P/E Multiple was 16.4x and the average NFY P/E Multiple was 12.8x and (3) for fiscal 1997 through the Pre-Announcement Date, the average CFY P/E Multiple was 18.0x and the average NFY P/E Multiple was 13.8x.

  Near Term Earnings Expectations. Merrill Lynch reviewed earnings estimates for the second half of the 1997 fiscal year prepared for the Company by Broadview and compared such estimates to each of (1) the Company's actual results for the second half of the 1996 fiscal year and (2) publicly available research analysts' earnings estimates for the Company for the second half of the 1997 fiscal year compiled by First Call Corporation ("First Call"). Merrill Lynch observed that the Broadview earnings per shares ("EPS") estimate was approximately 71% below actual second half 1996 results and approximately 67% below First Call estimates as of January 24, 1997.

  Comparable Public Company Analysis. Using publicly available information (including estimates by First Call, Institutional Brokers Estimate System,
Inc. and Nelson's Publications), Merrill Lynch compared certain financial and operating information and ratios (described below) for the Company with corresponding financial and operating information and ratios for a group of publicly traded companies with market capitalizations of less than $250 million that Merrill Lynch deemed to be similar to the Company. The comparable public companies were ATC Communications Group, Inc., Boston Communications Group Inc., ICT Group Inc., Metro One Telecommunications Inc. and RMH Teleservices (collectively, the "Public Comparables"). Merrill Lynch compared (1) the closing price on January 29, 1997 of each of the Public Comparables as a multiple of their respective estimated EPS for each of the calendar years 1996 and 1997 and (2) market capitalization as a multiple of (a) latest 12 months ("LTM") sales (b) LTM earnings before interest and taxes ("EBIT") and (c) LTM earnings before interest, taxes, depreciation and amortization ("EBITDA"). The following multiples were derived from such calculation: (1) for price as a multiple of estimated 1996 EPS, a median of 29.3x; (2) for price as a multiple of estimated 1997 EPS, a median of 21.2x; (3) for market capitalization as a multiple of LTM sales, a median of 1.73x; (4) for market capitalization as multiple of LTM EBIT, a median of 22.8x; and (5) for market capitalization as multiple of LTM EBITDA, a median of 15.8x. The comparable public company analysis yielded per Share values, net of debt, ranging from $3.00 to $5.00.

  No company utilized in the comparable public company analysis was identical to the Company. Accordingly, an analysis of the results of such a comparison is not purely mathematical but instead it involves complex considerations and judgments concerning differences in historical and projected financial and operating characteristics of the comparable companies and other factors that could affect the public trading value of the comparable companies or company to which they are being compared.

  Premiums in Selected Minority Interest Buy-Side Transactions. Merrill Lynch reviewed certain publicly available information regarding certain transactions involving the purchase of a minority interest announced between February 1988 and December 1996 (the "Minority Interest Comparables"). For each of the Minority Interest Comparables, Merrill Lynch (1) compared the per share acquisition price and the per share pre-announcement trading price and (2) calculated the premium over the pre-announcement trading price represented by the acquisition price. Premiums paid in the Minority Interest Comparables showed a mean of 29.0% and a median of 19.5%. The Offer Price represented a premium of 44% over the closing price for the Shares on the Pre-Announcement Date.

  Discounted Cash Flow Analyses of the Company. Merrill Lynch calculated ranges of equity value for the Company based upon the sum of (1) the discounted present value of the five-year (1997-2001) stream of projected unlevered after-tax free cash flows, (2) the discounted present value of the projected terminal value based on both the net income multiple method and the perpetuity growth method and (3) an assumed cash value net of debt. In each instance, Merrill Lynch used financial forecasts provided to it by members of Parent's management who monitor the operations of the Company (the "Parent Management Case") and a sensitivity case, which assumed an increased rate of revenue growth from Parent and from other sources (the "Sensitivity Case"). Merrill Lynch utilized discount rates of 14.0%, 16.0% and 18.0%, terminal value net income multiples of 15.0x, 20.0x and 25.0x, and terminal value perpetuity growth rates of 6.0%, 7.0% and 8.0%. The various ranges for discount rates and terminal value net income multiples and perpetuity growth rates were chosen to reflect theoretical analyses of the weighted average cost of capital and a range of trading values and growth rates for the Company. Based on such analyses, the implied per Share values were estimated to range from $3.00 to $4.50 for the Parent Management Case and $4.00 to $7.00 for the Sensitivity Case.

  The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances, and, therefore, such an opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, Merrill Lynch did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Merrill Lynch believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering all analyses, would create an incomplete view of the process underlying its opinion. No limitations were imposed by Parent upon Merrill Lynch with respect to investigations made or procedures followed by Merrill Lynch in rendering the Merrill Lynch Opinion.

  In performing its analyses, Merrill Lynch made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Parent or the Company. Any estimates contained in the analyses performed by Merrill Lynch are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. Additionally, estimates of the value of businesses do not purport to be appraisals or to reflect the prices at which such businesses might actually be sold. Accordingly, such analyses and estimates are inherently subject to substantial uncertainty. In addition, as described above, the Merrill Lynch Opinion and the analyses provided by Merrill Lynch to Parent were among several factors taken into consideration by Parent in making its determination to make the Offer. Consequently, the Merrill Lynch analyses described below should not be viewed as determinative of the decision of Parent to make the Offer.

  Parent retained Merrill Lynch based upon Merrill Lynch's experience and expertise. Merrill Lynch is an internationally recognized investment banking and advisory firm. Merrill Lynch, as part of its investment banking business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Merrill Lynch has, in the past, provided financial advisory and financing services to Parent and has received fees for such services. Merrill Lynch is also currently providing financial advisory services to Parent and will receive fees for such services. Merrill Lynch currently owns approximately 6,312,900 shares of common stock of Parent. In the ordinary course of its business, Merrill Lynch and its affiliates may actively trade the debt and equity securities of Parent and the Company for their own account and for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities. See "THE TENDER OFFER--Fees and Expenses."

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

  The following is a summary of the principal federal income tax consequences of the Offer and the Second Step Merger to holders whose Shares are purchased pursuant to the Offer or whose Shares are converted to cash in the Second Step Merger (including pursuant to the exercise of appraisal rights). The discussion applies only to holders of Shares in whose hands Shares are capital assets, and may not apply to Shares received pursuant to the exercise of employee stock options or otherwise as compensation, or to holders of Shares who are in special tax situations (such as insurance companies, tax-exempt organizations, non-United States persons or persons who have engaged in "straddles" or other hedging transactions with respect to their Shares).

  THE FEDERAL INCOME TAX CONSEQUENCES SET FORTH BELOW ARE INCLUDED FOR GENERAL INFORMATIONAL PURPOSES ONLY AND ARE BASED UPON CURRENT LAW. BECAUSE INDIVIDUAL CIRCUMSTANCES MAY DIFFER, EACH HOLDER OF SHARES SHOULD CONSULT SUCH HOLDER'S OWN TAX ADVISOR TO DETERMINE THE APPLICABILITY OF THE RULES DISCUSSED BELOW TO SUCH HOLDER AND THE PARTICULAR TAX EFFECTS OF THE OFFER AND THE MERGER, INCLUDING THE APPLICATION AND EFFECT OF STATE, LOCAL, FOREIGN AND OTHER INCOME TAX LAWS.

  The receipt of cash for Shares pursuant to the Offer or the Second Step Merger (including pursuant to the exercise of appraisal rights) will be a taxable transaction for federal income tax purposes under the Internal Revenue Code of 1986, as amended (the "Code"), and also may be a taxable transaction under applicable state, local, foreign and other income tax laws. In general, for federal income tax purposes, a holder of Shares will recognize gain or loss equal to the difference between his or her adjusted tax basis in the Shares sold pursuant to the Offer or converted to cash in the Second Step Merger and the amount of cash received therefor. Gain or loss must be determined separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction) sold pursuant to the Offer or converted to cash in the Second Step Merger. Such gain or loss generally will be capital gain or loss provided the Shares are a capital asset in the hands of the stockholders and will be long-term capital gain or loss if, on the date of sale (or, if applicable, the date of the Second Step Merger), the Shares were held for more than one year. If a holder exercises such holder's appraisal rights and receives an amount treated as interest for federal income tax purposes, such amount will be taxed as ordinary income.

  Payments in connection with the Offer or the Second Step Merger may be subject to "backup withholding" at a rate of 31%. Backup withholding generally applies if the holder (a) fails to furnish such holder's social security number or taxpayer identification number ("TIN"), (b) furnishes an incorrect TIN, (c) is subject to backup withholding due to previous failures to include reportable interest or dividend payments on such holder's federal income tax return, or
(d) under certain circumstances, fails to provide a certified statement, signed under penalties of perjury, that the TIN provided is such holder's correct number and that such holder is not subject to backup withholding. Backup withholding is not an additional tax, but rather it is an advance tax payment that is subject to refund if and to the extent that it results in an overpayment of tax. Certain taxpayers are generally exempt from backup withholding, including corporations and financial institutions. Certain penalties apply for failure to furnish correct information and for failure to include reportable payments in income. Each holder of Shares should consult with his or her own tax advisor as to his or her qualification for exemption from backup withholding and the procedure for obtaining such exemption. Tendering holders of Shares may be able to prevent backup withholding by completing the Substitute Form W-9 included in the Letter of Transmittal. See "THE TENDER OFFER--Procedure for Tendering Shares."

APPRAISAL RIGHTS

  If the Second Step Merger is consummated, stockholders of the Company at the time of the Second Step Merger will have certain rights under the DGCL to dissent and demand appraisal of, and to receive payment in cash of the fair value of, their Shares (the "Appraisal Shares"). Such rights to dissent, if the statutory procedures are complied with, could lead to a judicial determination of the fair value of the Shares (excluding any element of value arising from the accomplishment or expectation of the Second Step Merger), required to be paid in cash to such dissenting holders for their Shares. See "THE TENDER OFFER--Certain Regulatory and Legal Matters." In addition, such dissenting stockholders would be entitled to receive payment of a fair rate of interest from the date of consummation of the Second Step Merger on the amount determined to be the fair value of their Shares. Annex III sets forth Section 262 of the DGCL ("Section 262") regarding appraisal rights, which will only be available in connection with the Second Step Merger.

  Under Section 262, if the Second Step Merger is submitted to the stockholders of the Company at a meeting thereof, the Company must, not less than 20 days prior to the meeting held for the purpose of obtaining stockholder approval of the Second Step Merger, notify each of the Company stockholders entitled to appraisal rights that such rights are available, and must include in such notice a copy of Section 262. If no stockholder vote is required or if stockholder approval is obtained by written consent in lieu of a meeting, the Company, either before the effective date of the Second Step Merger or within ten days thereafter, must notify each of the stockholders entitled to appraisal rights of the effective date of the Second Step Merger and that appraisal rights are available, and must include in such notice a copy of Section 262.

  A holder of Appraisal Shares wishing to exercise such holder's appraisal rights will be required to deliver to Purchaser within 20 days after the date of mailing the notice described in the preceding paragraph a written demand for appraisal of such holder's Appraisal Shares. A holder of Appraisal Shares wishing to exercise such holder's appraisal rights must be the record holder of such Appraisal Shares on the date the written demand for appraisal (as described below) is made and must continue to hold such Appraisal Shares of record through the effective date of the Second Step Merger. Accordingly, a holder of Appraisal Shares who is the record holder of Appraisal Shares on the date the written demand for appraisal is made (if such demand is made prior to the effectiveness of the Second Step Merger), but who thereafter transfers such Appraisal Shares prior to the consummation of the Second Step Merger, will lose any right to appraisal in respect of such Appraisal Shares.

  Within 120 days after the effective date of the Second Step Merger, but not thereafter, Purchaser or any stockholder who has complied with the statutory requirements summarized above and who is otherwise entitled to appraisal rights may file a petition in the Delaware Chancery Court demanding a determination of the fair value of the Appraisal Shares. Purchaser is under no obligation to file a petition with respect to the appraisal of the fair value of the Appraisal Shares and does not intend to do so. Accordingly, it will be the obligation of the stockholders seeking appraisal rights to initiate all necessary action to perfect any appraisal rights within the time prescribed in
Section 262.

  If a petition for appraisal is timely filed, after hearing on such petition, the Delaware Chancery Court will determine the stockholders entitled to appraisal rights and will appraise the fair value of their Appraisal Shares, exclusive of any element of value arising from the accomplishment or expectation of the Second Step Merger, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining the "fair value" of the Appraisal Shares, a Delaware court would be required to take into account all relevant factors. Accordingly, such determination could be based upon considerations other than, or in addition to, the market value of the Shares, including, among other things, asset values and earning capacity of the Company. In Weinberger v. UOP, Inc., the Delaware Supreme Court stated, among other things, that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered in an appraisal proceeding. Therefore, the value so determined in any appraisal proceeding could be different from the Merger Consideration. Several decisions by the Delaware courts, which may or may not apply to the Second Step Merger, have held that a controlling stockholder of a company involved in a merger has a fiduciary duty to other stockholders which requires that the merger be "entirely fair" to such other stockholders. In determining whether a merger is fair to minority stockholders, Delaware courts have considered, among other things, the type and amount of the consideration to be received by the stockholders and whether there was fair dealing among the parties. The Delaware Supreme Court stated in Weinberger that, although the remedy ordinarily available in a merger that is found not to be "fair" to minority stockholders is the right to appraisal described above, such appraisal remedy may not be adequate "in certain cases, particularly where fraud, misrepresentation, self-dealing, deliberate waste of corporate assets, or gross and palpable overreaching are involved," and that in such cases the Delaware Chancery Court would be free to fashion any form of appropriate relief.

  The costs of the proceeding may be determined by the Delaware Chancery Court and taxed upon the parties as the Delaware Chancery Court deems equitable in the circumstances. Upon application of a stockholder, the Delaware Chancery Court may also order all or a portion of the expenses incurred by any stockholder in reasonable attorneys' fees and the fees and expenses of experts, to be charged pro rata against the value of all of the Appraisal Shares entitled to appraisal.

  Any holder of Appraisal Shares who has duly demanded an appraisal in compliance with Section 262 will not, from and after the effective date of the Second Step Merger, be entitled to vote the Appraisal Shares subject to such demand for any purpose or to receive payment of dividends or other distributions on those Appraisal Shares (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the Second Step Merger).

  If any stockholder who properly demands appraisal of such holder's Appraisal Shares under Section 262 fails to perfect, or effectively withdraws or loses, such holder's right to appraisal, as provided in the DGCL, the Appraisal Shares of such stockholder will be converted into the right to receive the consideration receivable with respect to such Appraisal Shares pursuant to the Second Step Merger. A stockholder will fail to perfect, or effectively lose or withdraw, such stockholder's right to appraisal if, among other things, no petition for appraisal is filed within 120 days after the consummation of the Second Step Merger, or if the stockholder delivers to Purchaser a written withdrawal of such stockholder's demand for appraisal. Any such attempt to withdraw an appraisal demand more than 60 days after the consummation of the Second Step Merger will require the written approval of Purchaser.

                                THE TENDER OFFER

TERMS OF THE OFFER

  Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), Purchaser will accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not theretofore withdrawn in accordance with "THE TENDER OFFER--Withdrawal Rights" as soon as legally permitted after the commencement of the Offer. The term "Expiration Date" means 12:00 Midnight, New York City time, on Tuesday, March 4, 1997, unless

Purchaser shall have extended the period of time for which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire. UNDER NO CIRCUMSTANCES WILL ANY INTEREST BE PAID ON THE OFFER PRICE FOR TENDERED SHARES, REGARDLESS OF ANY EXTENSION OF THE OFFER OR ANY DELAY IN MAKING SUCH PAYMENT.

  THE OFFER IS NOT CONDITIONED UPON ANY MINIMUM NUMBER OF SHARES BEING TENDERED OR UPON THE APPROVAL OF THE MAXSERV BOARD OR ANY COMMITTEE THEREOF. THE OFFER IS, HOWEVER, SUBJECT TO CERTAIN OTHER CONDITIONS. SEE "THE TENDER OFFER--CERTAIN CONDITIONS OF THE OFFER."

  Purchaser reserves the right (but shall not be obligated), in accordance with applicable rules and regulations of the Commission, to waive any condition of the Offer. If any of the conditions described in "THE TENDER OFFER--Certain Conditions of the Offer" have not been satisfied by 12:00 Midnight, New York City time, on Tuesday, March 4, 1997 (or any other time then set as the Expiration Date), Purchaser may elect to (1) extend the Offer and, subject to applicable withdrawal rights, retain all tendered Shares until the expiration of the Offer, as extended, (2) subject to complying with applicable rules and regulations of the Commission, waive such condition and accept for payment all Shares so tendered and not extend the Offer or (3) terminate the Offer and not accept for payment any Shares and return all tendered Shares to tendering stockholders. Assuming the prior satisfaction or waiver of the conditions of the Offer and subject to the preceding sentence, Purchaser will, and Parent will cause Purchaser to, accept for payment and pay for Shares validly tendered and not withdrawn pursuant to the Offer as soon as legally permitted after the commencement thereof.

  Purchaser reserves the right (but will not be obligated), at any time or from time to time in its sole discretion, to extend the period during which the Offer is open by giving oral or written notice of such extension to the Depositary and by making a public announcement of such extension. There can be no assurance that Purchaser will exercise its right to extend the Offer. Any extension of the period during which the Offer is open, delay in acceptance for payment or payment, termination or amendment of the Offer will be followed, as promptly as practicable, by public announcement thereof, such announcement in the case of an extension to be issued not later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date in accordance with the public announcement requirements of Rules 14d-4(c) and 14e-1(d) under the Exchange Act. Without limiting the obligation of Purchaser under such rules or the manner in which Purchaser may choose to make any public announcement, Purchaser currently intends to make announcements by issuing a press release to the Dow Jones News Service and making any appropriate filing with the Commission.

  Subject to the applicable rules and regulations of the Commission, Purchaser also expressly reserves the right, at any time and from time to time, in its sole discretion, (i) to delay payment for any Shares regardless of whether such Shares were theretofore accepted for payment, or to terminate the Offer and not to accept for payment or pay for any Shares not theretofore accepted for payment or paid for, upon the occurrence of any of the conditions set forth in "THE TENDER OFFER--Certain Conditions of the Offer," by giving oral or written notice of such delay or termination to the Depositary and (ii) at any time or from time to time, to amend the Offer in any respect. Purchaser's right to delay payment for any Shares or not to pay for any Shares theretofore accepted for payment is subject to the applicable rules and regulations of the Commission, including Rule 14e-1(c) of the Exchange Act, relating to Purchaser's obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer.

  If Purchaser makes a material change in the terms of the Offer or the information concerning the Offer or if it waives a material condition of the Offer, Purchaser will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act or otherwise. The minimum period during which a tender offer must remain open following material changes in the terms of the Offer or the information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. With respect to a change in price or a change in percentage of securities sought, a minimum ten business day period is generally required to allow for adequate dissemination to stockholders and investor response.

  Requests are being made to the Company for use of the Company's stockholder list and security position listings for disseminating the Offer to holders of Shares and communicating with holders of Shares in connection with the Offer. This Offer to Purchase and related Letter of Transmittal and other relevant materials will be mailed to record holders of Shares, and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder lists, or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of Shares.

ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES

  Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment and will pay for, all Shares validly tendered prior to the Expiration Date and not theretofore withdrawn in accordance with "THE TENDER OFFER--Withdrawal Rights" promptly after the later to occur of (a) the Expiration Date and (b) subject to compliance with the applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act, the satisfaction or waiver of the conditions set forth in "THE TENDER OFFER--Certain Conditions of the Offer." Subject to such compliance, Purchaser expressly reserves the right to delay payment for Shares in order to comply in whole or in part with any applicable law. See "THE TENDER OFFER--Certain Regulatory and Legal Matters." In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates for such Shares or timely confirmation (a "Book-Entry Confirmation") of a book-entry transfer of such Shares into the Depositary's account at The Depository Trust Company or the Philadelphia Depository Trust Company (collectively, the "Book-Entry Transfer Facilities"), pursuant to the procedures set forth in "THE TENDER OFFER-- Procedure for Tendering Shares," (ii) a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) with all required signature guarantees or, in the case of a book-entry transfer, an Agent's Message and (iii) any other documents required by the Letter of Transmittal. The term "Agent's Message" means a message transmitted by a Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that such Book-Entry Transfer Facility has received an express acknowledgment from the participant in such Book-Entry Transfer Facility tendering the Shares that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against the participant.

  For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of Purchaser's acceptance of such Shares for payment. In all cases, payment for Shares purchased pursuant to the Offer will be made by deposit of the purchase price with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from Purchaser and transmitting such payment to tendering stockholders. Upon the deposit of funds with the Depositary for the purpose of making payments to tendering stockholders, Purchaser's obligation to make such payment shall be satisfied, and tendering stockholders must thereafter look solely to the Depositary for payment of amounts owed to them by reason of the acceptance for payment of Shares pursuant to the Offer. If, for any reason whatsoever, acceptance for payment of any Shares tendered pursuant to the Offer is delayed, or Purchaser is unable to accept for payment Shares tendered pursuant to the Offer, then, without prejudice to Purchaser's rights under "THE TENDER OFFER--Terms of the Offer," the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and, subject to compliance with the applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act, such Shares may not be withdrawn, except to the extent that the tendering stockholders are entitled to withdrawal rights as described in "THE TENDER OFFER--Withdrawal Rights" below. UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID BY PURCHASER, REGARDLESS OF ANY EXTENSION OF THE OFFER OR ANY DELAY IN MAKING SUCH PAYMENT.

  If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted representing more Shares than are tendered, certificates representing such unpurchased or untendered Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares delivered by book-entry transfer to a Book-Entry Transfer Facility, such Shares will be credited to an account maintained within such Book-Entry Transfer Facility), as promptly as practicable after the expiration, termination or withdrawal of the Offer.

  If, prior to the Expiration Date, Purchaser increases the price being paid for Shares accepted for payment pursuant to the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased pursuant to the Offer.

  Purchaser reserves the right to transfer or assign, in whole or from time to time in part, to one or more of its affiliates the right to purchase Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve Purchaser of its obligations under the Offer or prejudice the rights of tendering stockholders to receive payment for Shares validly tendered and accepted for payment.

PROCEDURE FOR TENDERING SHARES

  Valid Tenders. For Shares to be validly tendered pursuant to the Offer, a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), with any required signature guarantees, or, in the case of a book-entry transfer, an Agent's Message, and any other required documents, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedure set forth below. In addition, either (i) certificates representing such Shares must be received by the Depositary along with the Letter of Transmittal or such Shares must be tendered pursuant to the procedure for book-entry transfer set forth below, and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Date or (ii) the guaranteed delivery procedure set forth below must be complied with. No alternative, conditional or contingent tenders will be accepted. DELIVERY OF DOCUMENTS TO A BOOK-ENTRY TRANSFER FACILITY IN ACCORDANCE WITH SUCH BOOK-ENTRY TRANSFER FACILITY'S PROCEDURES DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

  Book-Entry Transfer. The Depositary will make a request to establish an account with respect to the Shares at each Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in a Book-Entry Transfer Facility's system may make book-entry delivery of Shares by causing a Book-Entry Transfer Facility to transfer such Shares into the Depositary's account at a Book-Entry Transfer Facility in accordance with such Book-Entry Transfer Facility's procedures for transfer. Although delivery of Shares may be effected through book-entry at a Book-Entry Transfer Facility prior to the Expiration Date, (i) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent's Message in connection with a book-entry transfer, and any other required documents, must, in any case, be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date or (ii) the guaranteed delivery procedures described below must be complied with.

  Signature Guarantee. Signatures on the Letter of Transmittal must be guaranteed by a member in good standing of the Securities Transfer Agents Medallion Program, or by any other bank, broker, dealer, credit union, savings association or other entity which is an "eligible guarantor institution," as such term is defined in Rule 17Ad-15 under the Exchange Act (each of the foregoing being referred to as an "Eligible Institution" and, collectively, as "Eligible Institutions"), unless the Shares tendered thereby are tendered (i) by a registered holder of Shares who has not completed either the box labeled "Special Delivery Instructions" or the box labeled "Special Payment Instructions" on the Letter of Transmittal or (ii) for the account of any Eligible Institution. If the certificates evidencing Shares are registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made, or delivered to, or certificates for unpurchased Shares are to be issued or returned to, a person other than the registered owner or owners, then the tendered certificates must be endorsed or accompanied by duly executed stock powers, in either case signed exactly as the name or names of the registered owner or owners appear on the certificates, with the signatures on the certificates or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 to the Letter of Transmittal.

  Guaranteed Delivery. If a stockholder desires to tender Shares pursuant to the Offer and such stockholder's certificates for Shares are not immediately available or time will not permit all required documents to reach the Depositary prior to the Expiration Date or the procedure for book-entry transfer cannot be completed on a timely basis, such Shares may nevertheless be tendered if all of the following guaranteed delivery procedures are duly complied with:

    (i) the tender is made by or through an Eligible Institution;

    (ii) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by Purchaser herewith, is received by the Depositary, as provided below, prior to the Expiration Date; and

    (iii) the certificates for all tendered Shares, in proper form for transfer (or a Book-Entry Confirmation), together with a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), and any required signature guarantees, or, in the case of a book-entry transfer, an Agent's Message, and any other documents required by the Letter of Transmittal are received by the Depositary within three New York Stock Exchange, Inc. ("NYSE") trading days after the date of execution of such Notice of Guaranteed Delivery. A "trading day" is any day on which the NYSE is open for business.

  The Notice of Guaranteed Delivery may be delivered by hand or transmitted by telegram, facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

  THE METHOD OF DELIVERY OF SHARES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH ANY BOOK-ENTRY TRANSFER FACILITY, IS AT THE OPTION AND RISK OF THE STOCKHOLDER TENDERING SUCH SHARES. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED.

  Notwithstanding any other provision hereof, payment for Shares accepted for payment pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of (i) certificates for such Shares or a Book-Entry Confirmation, (ii) a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), with all required signature guarantees, or, in the case of a book-entry transfer, an Agent's Message and
(iii) any other documents required by the Letter of Transmittal.

  Backup Federal Income Tax Withholding. To prevent backup federal income tax withholding with respect to payment of the Offer Price of Shares purchased pursuant to the offer, each tendering stockholder must provide the Depositary with his or her correct TIN and certify that such stockholder is not subject to backup federal income tax withholding by completing the Substitute Form W-9 included in the Letter of Transmittal. See "SPECIAL FACTORS--Certain United States Federal Income Tax Consequences of the Offer" of this Offer to Purchase and Instruction 8 of the Letter of Transmittal. If the stockholder is a nonresident alien or foreign entity not subject to back-up withholding, the stockholder must give the Depositary a completed Form W-8 Certificate of Foreign Status prior to receipt of any payments.

  Determination of Validity. All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by Purchaser, in its sole discretion, and its determination will be final and binding on all parties. Purchaser reserves the absolute right to reject any or all tenders of any Shares that are determined by it not to be in proper form or the acceptance of or payment for which may, in the opinion of Purchaser, be unlawful. Purchaser also reserves the absolute right to waive any of the conditions of the Offer, or any defect or irregularity in the tender of any Shares. Purchaser's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Instructions to the Letter of Transmittal) will be final and binding on all parties. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived. None of Purchaser, Parent, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

  Appointment. By executing the Letter of Transmittal as set forth above (including through delivery of an Agent's Message), a tendering stockholder irrevocably appoints designees of Purchaser as such stockholder's attorneys-in-fact and proxies, each with full power of substitution, in the manner set forth in the Letter of Transmittal, to the full extent of such stockholder's right with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser (and any and all other Shares or other securities or rights issued or issuable in respect of such Shares on or after February 4,
1997). All such powers of attorney and proxies shall be considered coupled with an interest in the tendered Shares. This appointment is effective upon the acceptance for payment of the Shares by Purchaser. Upon acceptance for payment, all prior powers of attorney and proxies given by the stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent proxies may be given or written consent executed (and, if given or executed, will not be deemed effective). The designees of Purchaser will, with respect to the Shares and other securities or rights, be empowered to exercise all voting and other rights of such stockholder as they in their sole judgment deem proper in respect of any annual or special meeting of the Company's stockholders, any adjournment or postponement thereof, actions by written consent in lieu of such meeting or otherwise. Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Purchaser's acceptance for payment of such Shares, Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and the other securities or rights issued or issuable in respect of such Shares, including voting at any meeting of stockholders (whether annual or special or whether or not adjourned) or acting by written consent without a meeting in respect of such Shares.

  A tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder's acceptance of the terms and conditions of the Offer, as well as the tendering stockholder's representation and warranty that (i) such stockholder has the full power and authority to tender, sell, assign and transfer the tendered Shares (and any and all other Shares or other securities issued or issuable in respect of such Shares on or after February 4, 1997), and (ii) when the same are accepted for payment by Purchaser, Purchaser will acquire good and unencumbered title thereto, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims. Purchaser's acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and Purchaser upon the terms and subject to the conditions of the Offer.

WITHDRAWAL RIGHTS

  Except as otherwise provided in this section, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment pursuant to the Offer, may also be withdrawn at any time after April 4, 1997. If purchase of or payment for Shares is delayed for any reason or if Purchaser is unable to purchase or pay for Shares for any reason, then, without prejudice to Purchaser's rights under the Offer, tendered Shares may be retained by the Depositary on behalf of Purchaser and may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as set forth in this section, subject to Rule 14e-1(c) under the Exchange Act, which provides that no person who makes a tender offer shall fail to pay the consideration offered or return the securities deposited by or on behalf of security holders promptly after the termination or withdrawal of the Offer.

  For a withdrawal to be effective, a written, telegraphic, telex or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name in which the certificates representing such Shares are registered, if different from that of the person who tendered the Shares. If certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares have been tendered by an Eligible Institution, the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer set forth in "THE TENDER OFFER--Procedure for Tendering Shares," any notice of withdrawal must also specify the name and number of the account at the applicable Book-Entry Transfer Facility to be credited with the withdrawn Shares. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Purchaser, in its sole discretion, and its determination will be final and binding on all parties. None of Purchaser, Parent, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

  Any Shares properly withdrawn will be deemed not validly tendered for purposes of the Offer, but may be retendered at any subsequent time prior to the Expiration Date by following any of the procedures described in "THE TENDER OFFER--Procedure for Tendering Shares."

PRICE RANGE OF SHARES; DIVIDENDS

  The Shares are listed on the Nasdaq SmallCap MarketSM under the symbol "MXSV." The following table sets forth for the quarterly fiscal periods ended May 31, August 31, November 30 and February 28 the closing high and low bid quotations per Share on the Nasdaq SmallCap MarketSM based on published financial sources.

                                                                     HIGH   LOW
                                                                     ----- -----
Fiscal 1995:
 First Quarter.....................................................  $5.25 $3.75
 Second Quarter....................................................   5.00  3.50
 Third Quarter.....................................................   4.50  3.75
 Fourth Quarter....................................................   4.00  3.13
Fiscal 1996:
 First Quarter.....................................................  $4.13 $3.00
 Second Quarter....................................................   3.75  3.00
 Third Quarter.....................................................   3.63  2.25
 Fourth Quarter....................................................   4.25  2.75
Fiscal 1997:
 First Quarter.....................................................   5.50  3.50
 Second Quarter....................................................   5.50  4.63
 Third Quarter (through February 3, 1997)..........................   7.25  4.63

  On December 4, 1996, the last full trading before Parent publicly announced its desire to acquire, through Purchaser, all of the outstanding Shares not already owned by Purchaser or Parent and the commencement of negotiations with the Company, the last reported bid quotation per Share as reported by the National Quotation Bureau was $4.88. On February 3, 1997, the last full day of trading prior to the commencement of the Offer, the last reported bid quotation per Share as reported by the National Quotation Bureau was $7.00. HOLDERS OF SHARES ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE SHARES.

  The Company has publicly stated it has not paid, and does not intend to pay, any cash dividends on the Shares. See "THE TENDER OFFER--Dividends and Distributions."

CERTAIN EFFECTS OF THE TRANSACTION

  Board of Directors of the Company. Following consummation of the Offer, Purchaser currently intends to take such steps as are necessary to assure that Parent's designees constitute a majority or more of the directors on the MaxServ Board, including the removal of certain of the current directors serving on the MaxServ Board and the appointment of new directors to the MaxServ Board, by written consent in lieu of a meeting of the Company's stockholders. No prior notice of such action to shareholders of the Company or the consent of any shareholder other than the Parent is required to take such action. If Parent and Purchaser exercise their power to designate a majority of the directors of the Company, it expects to nominate some or all of the officers of Purchaser identified on Annex I hereto, and, if additional directors are necessary to comprise a majority of the MaxServ Board, to select from among such of Parent's executive officers identified in Annex I hereto who agree to be nominated and to serve as directors of the Company. In such circumstances it is likely that no "independent" or "outside" directors will remain on the MaxServ Board.

  Effect upon the Shares. The purchase of the Shares by Purchaser pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and will reduce the number of holders of Shares, which could adversely affect the liquidity and market value of the remaining Shares held by holders of Shares other than Purchaser or Parent. According to the Company's 10-KSB for the fiscal year ended May 31, 1996, as of August 14, 1996 there were approximately 1,500 holders of record of the Shares.

  Depending upon the number of Shares purchased pursuant to the Offer and the aggregate market value of any Shares not purchased pursuant to the Offer, the Shares may no longer meet the standards for continued listing on the Nasdaq SmallCap MarketSM and may be delisted from, and upon the initiative of the Nasdaq SmallCap MarketSM. The Nasdaq SmallCap MarketSM published guidelines indicate that the Nasdaq SmallCap MarketSM would consider delisting the Shares if, among other things, the number of holders of Shares should fall below 300 or if the number of publicly held Shares should fall below 100,000 or if the aggregate market value of the publicly held Shares should fall below $200,000.

  Once the Offer is consummated, if permitted by the NASD and the Exchange Act, it is the intention of Purchaser to seek to cause the Company to file applications to withdraw the Shares from listing on the Nasdaq SmallCap MarketSM and to terminate the registration of the Shares under the Exchange Act. In the event that the Shares are no longer included in the Nasdaq SmallCap MarketSM, it is possible that the Shares would continue to trade in the over-the-counter market and that price quotations would be reported by other sources. The extent of the public market for the Shares and the availability of such quotations would, however, depend on the number of holders of Shares remaining at such time, the interests in maintaining a market in the Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act, as described below, and other factors. To the extent the Shares are delisted from the Nasdaq SmallCap MarketSM, the market for the Shares could be adversely affected. Further, Purchaser cannot predict whether the reduction in the number of Shares that might otherwise trade publicly, if any, effected by the Offer would have an adverse or beneficial effect on the market price for or marketability of the Shares or whether it would cause future market prices to be greater or less than the Offer Price.

  The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application by the Company to the Commission if there are fewer than 300 holders of record of Shares. It is the intention of Purchaser to seek to cause an application for such termination to be made as soon after consummation of the Offer as the requirements for termination of registration of the Shares are met. If such registration were terminated, the Company would no longer legally be required to disclose publicly in proxy materials distributed to stockholders the information which it now must provide under the Exchange Act or to make public disclosure of financial and other information in annual, quarterly and other reports required to be filed with the Commission under the Exchange Act; and the executive officers and directors of the Company and beneficial owners of more than 10% of the Shares would no longer be subject to the "short-swing" insider trading reporting and profit recovery provisions of the Exchange Act. Furthermore, if such registration were terminated, persons holding "restricted securities" of the Company may be deprived of their ability to dispose of such securities under Rule 144 or 144A promulgated under the Securities Act of 1933, as amended.

  If registration of the Shares is not terminated and the Shares are not delisted prior to the Second Step Merger, then the Shares will cease to be listed on the Nasdaq SmallCap MarketSM and the registration of the Shares under the Exchange Act will be terminated following the Second Step Merger.

  Tax Sharing Agreement. In the event the Offer is consummated and Purchaser owns 80% or more (but less than 100%) of the outstanding Shares, Purchaser intends to enter into a Federal income tax sharing agreement with the Company on customary terms. Such agreement is expected to provide for the filing of consolidated Federal income tax returns and would require the Company to make payments to Purchaser in amounts equal to their tax liabilities computed on a separate basis. If the Company generates losses or credits which actually reduce Purchaser's consolidated Federal income tax liability or which would have resulted in a refund on a separate company basis during the period the Company is a member of the affiliated group, such agreement would generally require Purchaser to pay to the Company the amount of such reduction or refund. Such agreements would also address the timing of such payments, the resolution of tax disputes and other similar matters.

  CERTAIN INFORMATION CONCERNING THE COMPANY

  Except as otherwise set forth herein, the information concerning the Company contained in this Offer to Purchase, including financial information, has been furnished by the Company or has been taken from or based upon publicly available documents and records on file with the Commission and other public sources. Although neither Purchaser, Parent nor the Dealer Manager has any knowledge that would indicate that statements contained herein based upon such documents are untrue, neither Purchaser, Parent nor the Dealer Manager assumes any responsibility for the accuracy or completeness of the information concerning the Company, furnished by the Company, or contained in such documents and records or for any failure by the Company to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to Purchaser, Parent or the Dealer Manager.

  According to the Company's 10-KSB, the Company provides information services for household products, offering diagnostic assistance and support to professional technicians and consumers involved with the installation, repair, care and operation of a full range of appliances, personal computers, entertainment and other electronic products, heating and air conditioning systems, and lawn and garden equipment. The Company also provides telemarketing services for replacement parts and accessories covering all major home products, service order reservations and logistical support services. The Company's information products and services include in-bound and out-bound telephone services, systems consulting and design and development for network centric environments and electronic publishing. The Company delivers its services throughout the United States and Canada, from four service centers in Alabama, Arizona and Texas, utilizing advanced technology and telecommunications systems. According to the Company's 10-Q, the Company derives over 90% of its revenue and margin from services to Parent.

  Set forth below is certain summary consolidated financial data with respect to the Company excerpted or derived in part from financial information contained in the Company's 10-KSB and the Company's 10-Q. More comprehensive financial information is included in such reports and other documents filed by the Company with the Commission. For the periods covered by such reports, the following summary is qualified in its entirety by reference to such reports and such other documents and all the financial information (including any related notes) contained therein. Such reports and other documents should be available for inspection and copies thereof should be obtainable in the manner set forth below.

                                 MAXSERV, INC.

                SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA
                      (THOUSANDS, EXCEPT PER SHARE DATA)

                                          FOR THE SIX
                                         MONTHS ENDED        FOR THE YEAR ENDED
                                   ------------------------- -------------------
                                   NOVEMBER 30, NOVEMBER 30,  MAY 31,   MAY 31,
                                       1996         1995       1996      1995
                                   ------------ ------------ --------- ---------
                                   (UNAUDITED)  (UNAUDITED)
INCOME STATEMENT DATA
Service fees......................   $28,531      $25,084    $  52,571 $  31,841
    Cost of services..............    24,357       24,372       47,622    26,323
                                     -------      -------    --------- ---------
  Service margin..................     4,174          712        4,949     5,518
    General operating expenses....     2,090        1,707        3,445     3,169
    Interest income (expense).....        64          (52)          41        49
                                     -------      -------    --------- ---------
  Income (loss) before taxes......   $ 2,148      $(1,047)   $   1,545 $   2,398
    Provision or income taxes.....       816         (393)         463       751
                                     -------      -------    --------- ---------
Net Income (Loss).................   $ 1,332      $  (654)   $   1,082 $   1,647
Net Income (loss) per Share:
  Primary.........................   $   .12      $  (.06)   $     .10 $     .18
  Fully Diluted...................       .12         (.06)         .10       .18
                                        AT           AT         AT        AT
                                   NOVEMBER 30, NOVEMBER 30,  MAY 31,   MAY 31,
                                       1996         1995       1996      1995
                                   ------------ ------------ --------- ---------
                                   (UNAUDITED)   (UNAUDITED)
BALANCE SHEET DATA
  Working Capital.................   $ 9,351      $ 4,694    $   8,035 $   6,968
  Total Assets....................    22,224       18,786       21,660    21,194
  Total Liabilities...............     4,082        3,789        4,920     5,559
  Stockholders' Equity............    18,142       14,997       16,740    15,635

  The book value per Share as of November 30, 1996 was $1.66 and as of May 31, 1996 was $1.53.

  Projections. Parent has received certain non-public information that was given to Parent and Merrill Lynch by the Company, which is set forth below and which provided the basis of the Broadview DCF Analysis. In reaching its conclusion as to fairness, Parent and Purchaser, in conjunction with Merrill Lynch, evaluated the Broadview DCF Analysis. In evaluating the propriety of the assumptions used by Broadview as to the projected growth in revenues and margin of the Company during the five-year period ending May 31, 2002, Parent considered (i) its own views based on its historic involvement with the Company as to (A) the propriety of the projected growth of revenues and margin to be derived from the Company's business with Parent, which are not supported by Parent's current plans for the Company and (B) the Company's historic weakness in attracting and growing third party customers, which Parent believes is the best indicator of the Company's future ability to grow such customer base and which does not support the 85% compounded annual growth in such third party customer revenues as used in the Broadview DCF Analysis and
(ii) that Parent has been advised that such projections were not prepared as part of the Company's management's long-term forecasting (which only had been prepared for fiscal year 1997), but only in connection with the preparation of the Broadview DCF Analysis. Parent's views as to the appropriate assumptions for such revenue growth were incorporated in the discounted cash flow analysis of the Company performed by Merrill Lynch: 15% in calendar year 1997 and 20% in each of calendar years 1998-2001 for third party customer revenue growth and 7.7%, 2.4%, 5.1%, 5.1% and 5.1% for calendar years 1997-2001 for Parent revenue growth. See "Special Factors--Opinion of Merrill Lynch as Financial Advisor to Parent." In light of these factors, Parent concluded the Broadview DCF Analysis was not a reliable measure of the value of the Shares and accorded little weight thereto in reaching its determination as to fairness.

              PROJECTIONS UTILIZED IN THE BROADVIEW DCF ANALYSIS

                                  (THOUSANDS)

                                         FISCAL YEAR ENDING MAY 31,
                             ---------------------------------------------------
                              1997    1998     1999     2000     2001     2002
                             ------- ------- -------- -------- -------- --------
Sears Revenue............... $58,091 $70,511 $ 87,278 $109,913 $140,470 $181,723
Other Business Revenue......   4,994  11,500   27,537   56,569   84,280  110,452
                             ------- ------- -------- -------- -------- --------
  Total Revenue.............  63,085  82,011  114,815  166,482  224,750  292,175
Gross Profit................   7,026  10,547   16,744   27,148   40,522   57,714
Operating Income............   2,766   4,845    8,531   14,906   29,547   35,061
Net Income..................   1,838   3,088    5,300    9,125   14,310   21,128
Revenue Growth..............   20.0%   30.0%    40.0%    45.0%    35.0%    30.0%
Gross Margin................   11.1%   12.9%    14.6%    16.3%    18.0%    19.8%
Operating Margin............    4.4%    5.9%     7.4%     9.0%    10.5%    12.0%
Net Margin..................    2.9%    3.8%     4.6%     5.5%     6.4%     7.3%

--------

  THE PROJECTIONS SET FORTH ABOVE WERE NOT PREPARED BY PARENT OR PURCHASER OR WITH A VIEW TO PUBLIC DISCLOSURE OR COMPLIANCE WITH PUBLISHED GUIDELINES OF THE COMMISSION OR THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS FOR PROSPECTIVE FINANCIAL INFORMATION. THE PROJECTIONS ARE INCLUDED HEREIN SOLELY BECAUSE SUCH INFORMATION WAS FURNISHED TO PARENT ON JANUARY 14, 1997. ACCORDINGLY, THE INCLUSION OF THE PROJECTIONS IN THIS OFFER TO PURCHASE SHOULD NOT BE REGARDED AS AN INDICATION THAT PARENT, PURCHASER OR ITS FINANCIAL ADVISOR, OR THEIR RESPECTIVE OFFICERS AND DIRECTORS, CONSIDER SUCH INFORMATION TO BE ACCURATE OR RELIABLE, AND NONE OF SUCH PERSONS OR ENTITIES ASSUMES ANY RESPONSIBILITY FOR THE ACCURACY THEREOF.

  The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files periodic reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. The Company is required to disclose in such proxy statements certain information, as of particular dates, concerning the Company's directors and officers, their remuneration, stock options granted to them, the principal holders of the Company's securities and any material interests of such persons in transactions with the Company. Such reports, proxy statements and other information may be inspected at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60601. The Commission also maintains a World Wide Web site on the internet at http://www.sec.gov that contains reports and other information regarding registrants that file electronically with the Commission.

CERTAIN INFORMATION CONCERNING PARENT AND PURCHASER

  Purchaser is a Delaware corporation and a wholly owned subsidiary of Parent, a New York corporation. To date, Purchaser has not conducted any business other than that incident to its formation and the commencement of the Offer. The principal executive offices of Purchaser and Parent are located at 3333 Beverly Road, Hoffman Estates, Illinois 60179. Parent originated from an enterprise established in 1886. It was incorporated under the laws of New York in 1906. With its consolidated subsidiaries, Parent conducts domestic and international merchandising and credit operations. Parent, a multi-line retailer, is among the largest retailers in the world on the basis of sales of merchandise and services. Domestic operations include merchandising and credit operations in the United States and Puerto Rico. The domestic credit operations primarily relate to the Sears Card, the largest proprietary credit card in the United States, which is used to pay for purchases of goods and services from Retail Store, Home Services and Direct Response Marketing businesses. International operations consist of merchandising and credit operations conducted through majority-owned subsidiaries in Canada and Mexico.

  Set forth below is certain selected historical consolidated financial information with respect to Parent excerpted or derived from financial information contained in Parent's Annual Report on Form 10-K for the year ended December 30, 1995. Income Statement Data for the twelve months ended December 28, 1996 was derived from Parent's earnings press release dated January 23, 1997. More comprehensive financial information is included in such reports and other documents filed by Parent with the Commission, and the following summary is qualified in its entirety by reference to such reports and such other documents and all the financial information (including any related notes) contained therein.

                             SEARS, ROEBUCK AND CO.

                SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA
                       (MILLIONS, EXCEPT PER SHARE DATA)

                                                         AS OF AND FOR THE 52
                                                             WEEKS ENDED:
                                                       -------------------------
                                                       DECEMBER 28, DECEMBER 30,
                                                           1996         1995
                                                       ------------ ------------
                                                       (UNAUDITED)
OPERATING RESULTS
  Revenues............................................   $38,236      $34,925
  Operating income....................................     2,083        1,705
  Income from continuing operations...................     1,271        1,025
  Income from discontinued operations.................       --           776
  Net income..........................................     1,271        1,801
  Earnings per common share:
    From continuing operations........................   $  3.12      $  2.53
    From discontinued operations......................       --          1.97
    Net income........................................      3.12         4.50

  Parent is subject to the informational requirements of the Exchange Act and in accordance therewith files periodic reports and other information with the Commission relating to its business, financial condition and other matters. Such reports and other information are available for inspection and copying at the offices of the Commission in the same manner as set forth with respect to the Company in "THE TENDER OFFER--Certain Information Concerning the Company."

  Except as set forth in this Offer to Purchase, neither Parent nor Purchaser, nor, to the best knowledge of Parent or Purchaser, any of the persons listed in Annex I hereto owns or has any right to acquire any Shares and none of them has effected any transaction in the Shares during the past 60 days.

  Except as set forth in this Offer to Purchase, neither Parent nor Purchaser, nor, to the best knowledge of Parent or Purchaser, any of the persons listed in Annex I hereto has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, without limitation, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies. Except as set forth in this Offer to Purchase, neither Parent nor Purchaser, nor, to the best knowledge of Parent or Purchaser, any of the persons listed in Annex I hereto has had any transactions with the Company, or any of its executive officers, directors or affiliates that would require reporting under the rules of the Commission.

  Except as set forth in this Offer to Purchase, there have been no contacts, negotiations or transactions between Parent or Purchaser, or their respective subsidiaries, or, to the best knowledge of Parent or Purchaser, any of the persons listed in Annex I hereto, on the one hand, and the Company or its executive officers, directors or affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, election of directors, or a sale or other transfer of a material amount of assets.

SOURCE AND AMOUNT OF FUNDS

  If all Shares (assuming the exercise and/or conversion of the Options and the Warrants) are validly tendered and purchased by Purchaser, the aggregate purchase price for the Shares will be approximately $35,998,711. Purchaser will obtain all of such funds from Parent, which will obtain such funds from its working capital. The Offer is not conditioned upon obtaining any arrangements for the financing of the Offer.

DIVIDENDS AND DISTRIBUTIONS

  If, on or after February 4, 1997, the Company should (i) directly or indirectly redeem, purchase, or otherwise acquire any shares of capital stock of the Company or make any commitment for any such action; (ii) split, combine or reclassify any of its capital stock; or (iii) issue or sell additional Shares, shares of any other class of capital stock, other voting securities or any securities convertible into or exchangeable for, or rights, warrants or options (other than in connection with the Warrants and the Options), conditional or otherwise, to acquire any of the foregoing, then, subject to the provisions set forth in "THE TENDER OFFER--Certain Conditions of the Offer" below, Purchaser, in its sole discretion, may make such adjustments as it deems appropriate to Offer Price and other terms of the Offer, including, without limitation, the number or type of securities offered to be purchased.

  If, on or after February 4, 1997, the Company should declare, set aside or pay any cash dividend on the Shares or other distribution on the Shares, or issue with respect to the Shares any additional Shares, shares of any other class of capital stock, other voting securities or any securities convertible into, or rights, warrants or options (other than in connection with the Warrants and the Options), conditional or otherwise, to acquire any of the foregoing, payable or distributable to stockholders of record on a date prior to the transfer of the Shares purchased pursuant to the Offer to Purchaser or its nominee or transferee on the Company's stock transfer records, then, subject to the provisions set forth in "THE TENDER OFFER--Certain Conditions of the Offer" below, (i) the Offer Price may, in the sole discretion of Purchaser, be reduced by the amount of any such cash dividend or cash distribution and (ii) the whole of any such noncash dividend, distribution or issuance to be received by the tendering stockholders will (A) be received and held by the tendering stockholders for the account of Purchaser and will be required to be promptly remitted and transferred by each tendering stockholder to the Depositary for the account of Purchaser, accompanied by appropriate documentation of transfer, or (B) at the direction of Purchaser, be exercised for the benefit of Purchaser, in which case the proceeds of such exercise will promptly be remitted to Purchaser. Pending such remittance and subject to applicable law, Purchaser will be entitled to all rights and privileges as owner of any such noncash dividend, distribution, issuance or proceeds and may withhold the entire Offer Price or deduct from the Offer Price the amount of value thereof, as determined by Purchaser in its sole discretion.

CERTAIN CONDITIONS OF THE OFFER

  Notwithstanding any other term or provision of the Offer, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), Purchaser will not be required to accept for payment, purchase or pay for any Shares of the Company tendered, and may terminate or amend the Offer and may postpone the acceptance for payment of and payment for any Shares, if at any time prior to the expiration of the Offer and before the time of acceptance for payment for any such Shares any of the following shall occur or exist:

    (a) there shall have been threatened, instituted or be pending any action, proceeding, application, claim or counterclaim by any government or governmental authority or agency, domestic or foreign, or by any other person, domestic or foreign, before any court or governmental regulatory or administrative agency, authority or tribunal, domestic or foreign, (i) challenging the acquisition by Parent or Purchaser of the Shares, seeking to restrain or prohibit the making or consummation of the Offer, including, but not limited to any such challenge to the Offer based upon the provisions of the Second Purchase Agreement; (ii) seeking to obtain from Parent or Purchaser any damages, fines or legal sanctions; (iii) seeking to prohibit or limit the ownership or operation by Parent or Purchaser or any of their affiliates of any portion of the business or assets of the Company or to compel Parent or Purchaser or any of their affiliates to dispose of or hold separate all or any portion of the business or assets of the Company or of Purchaser or seeking to impose any limitation on the ability of Parent or Purchaser or any of their affiliates to conduct such business or own such assets; (iv) seeking to impose or confirm limitations on the ability of Parent or Purchaser or any of their affiliates effectively to exercise full rights of ownership of the Shares, including, without limitation, the right to vote any Shares acquired or owned by Parent or Purchaser or any of their affiliates on all matters properly presented to the Company's stockholders;
  (v) seeking to require divestiture by Parent or Purchaser or any of their affiliates of any Shares; or (vi) seeking any material diminution in the benefits expected to be derived by Parent or Purchaser or any of their affiliates as a result of the transactions contemplated by the Offer, which, in Parent's sole discretion, could be expected to have a material adverse effect on the business, properties, assets, liabilities, shareholder's equity, capitalization, prospects, condition (financial or otherwise) or results of operations of the Company considered on a consolidated basis or on the ability of the Company, Parent or Purchaser to consummate the transactions contemplated by the Offer, the Second Step Merger or any similar business combination by Purchaser or any affiliate of Parent with the Company, or otherwise directly or indirectly relating to the transactions contemplated by the Offer, the Second Step Merger or any such business combination by Purchaser or any affiliate of Parent with the Company; or

    (b) there shall be any statute, rule, regulation, legislation, interpretation, judgment, order or injunction proposed, enacted, promulgated, entered, enforced, issued or deemed applicable to the Offer, the Second Step Merger, or other similar business combination by Purchaser or any affiliate of Parent with the Company, or any other action shall have been taken by any government, governmental authority or agency or court with respect to a proceeding described in paragraph (a) above, domestic or foreign, that has, or, in Parent's sole discretion, could be expected to result in, any of the consequences referred to in paragraph (a) above; or

    (c) any change shall have occurred or been threatened (or any condition, event or development shall have occurred or been threatened involving a prospective change) in the business, properties, assets, liabilities, capitalization, stockholder's equity, condition (financial or otherwise), operations, licenses or franchises, results of operations or prospects of the Company that, in the sole judgment of Parent, is or may be materially adverse to the Company or to the value of the Shares to Purchaser, Parent or any other affiliate of Parent or Purchaser, or Parent shall have become aware of any facts that, in the sole judgment of Parent, have or may have material adverse significance with respect to either the value of the Company or the value of the Shares to Purchaser, Parent or any other affiliate of Parent; or

    (d) there shall have occurred or been threatened (i) any general suspension of trading in, or limitation on prices for, securities on the New York Stock Exchange, Inc., any other national securities exchange or in the over-the-counter market in the United States; (ii) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States (whether or not mandatory); (iii) any extraordinary or material adverse change in the financial markets or major stock exchange indices in the United States or abroad or in the market price of Shares, including, without limitation, a decline of at least 10% in either the Dow Jones Average of Industrial Stocks or the Standard & Poor's 500 Index from that existing at the close of business on February 3, 1997; (iv) any material change in United States currency exchange rates or any other currency exchange rates or a suspension of, or limitation on, the markets therefor; (v) the commencement of a war or armed hostilities or other international calamity directly or indirectly involving the United States; or (vi) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof; or

    (e) unless Parent shall have consented in writing, the Company shall have
  (i) split, combined or otherwise changed, or authorized or proposed a split, combination or other change of, the Shares or its capitalization;
  (ii) issued, distributed, pledged or sold, or authorized, proposed or announced the issuance, distribution, pledge or sale of (A) any shares of capital stock (including, without limitation, the Shares), or securities convertible into any such shares, or any rights, warrants, or options to acquire any such shares or convertible securities, or (B) any other securities in respect of, in lieu of, or in substitution for Shares;
  (iii) purchased or otherwise acquired or caused a reduction in the number of, or proposed or offered to purchase or otherwise acquire or cause a reduction in the number of, any outstanding Shares or other securities of the Company; (iv) declared or paid any dividend or distribution on any shares of capital stock or issued, or authorized, recommended or proposed the issuance of, any other distribution in respect of the Shares, whether payable in cash, securities or other property, or altered or proposed to alter any material term of any outstanding security; (v) issued, or announce its intention to issue, any debt securities or any rights, warrants or options entitling the holder thereof to purchase or otherwise acquire any debt securities, or incurred, or announced its intention to incur, any debt other than in the ordinary course of business and consistent with its past practice; (vi) authorized, recommended, proposed or publicly announced its intention to enter into a (A) any merger, consolidation, liquidation, dissolution, business combination, acquisition or assets or securities or disposition of assets or securities other than in the ordinary course of business, (B) any material change in its capitalization, (C) any release or relinquishment of any material contract rights, or (D) any comparable event not in the ordinary course of business;
  (vii) authorized, recommended or proposed or announced its intention to authorize, recommend or propose any transaction which could adversely affect the value of the Shares; (viii) proposed, adopted or authorized any amendment to its Certificate of Incorporation or Bylaws or similar organizational documents or Purchaser or Parent shall have learned about any such proposal or amendment which shall not have been previously disclosed; (ix) entered into any new material contracts or cancelled or substantially changed the terms of any existing material contracts; or (x) agreed in writing or otherwise to take any of the foregoing actions; or

    (f) the Company shall have (i) entered into any employment, severance or similar agreement, arrangement or plan with any of its employees other than in the ordinary course of business; (ii) entered into or amended any agreements, arrangements or plans so as to provide for increased or accelerated benefits to any employee as a result of or in connection with the transactions contemplated by the Offer, the Second Step Merger or other business combination; or (iii) except as may be required by law, taken any action to terminate or amend any employee benefit plan (as defined in Section 3(2) of the Employee Retirement and Income Security Act of 1974, as amended) of the Company, or Purchaser shall have become aware of any such action that was not disclosed in publicly available filings prior to the date of this Offer to Purchase; or

    (g) Purchaser, Parent or another affiliate of Parent and the Company shall have entered into an agreement that the Offer be terminated or amended or Purchaser, Parent or another affiliate of Parent shall have entered into an agreement with the Company providing for a merger or other business combination with the Company, which, in the sole judgment of Parent or Purchaser in any such case, and regardless of the circumstances (including any action or inaction by Purchaser, Parent or any affiliate of Parent) giving rise to any such condition makes it inadvisable to proceed with the Offer and/or with such acceptance for payment or payment.

  The foregoing conditions are for the sole benefit of Parent and Purchaser and may be asserted by Parent or Purchaser regardless of the circumstances giving rise to any such condition and may be waived by Parent or Purchaser, in whole or in part, at any time and from time to time, in its sole discretion. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right, and the waiver of such right with respect to any particular facts or circumstances shall not be deemed a waiver with respect to any other facts or circumstances, and each such right will be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by Parent or Purchaser concerning the events described above will be final and binding upon all parties.

  Should the Offer be terminated pursuant to the foregoing provisions, all tendered Shares not theretofore accepted for payment shall forthwith be returned by the Depositary to the tendering stockholders.

CERTAIN REGULATORY AND LEGAL MATTERS

  Except as set forth in this Section, Purchaser is not aware of any approval or other action by any governmental or administrative agency which would be required for the acquisition or ownership of Shares by Purchaser as contemplated herein. Should any such approval or other action be required, it will be sought, but Purchaser has no current intention to delay the purchase of Shares tendered pursuant to the Offer pending the outcome of any such matter, subject, however, to Purchaser's right to decline to purchase Shares if any of the conditions specified in "THE TENDER OFFER--Certain Conditions of the Offer" shall have occurred. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions, or that adverse consequences might not result to the Company's business or that certain parts of the Company's business might not have to be disposed of if any such approvals were not obtained or other action taken. If certain types of adverse action are taken with respect to the matters discussed below, Purchaser could decline to accept for payment or pay for any Shares tendered. See "THE TENDER OFFER--Certain Conditions of the Offer" above for certain conditions of the Offer.

  State Takeover Laws. The Company is incorporated under the laws of the State of Delaware and operations are conducted from four service centers in Alabama, Arizona and Texas. A number of states throughout the United States have enacted takeover statutes that purport, in varying degrees, to be applicable to attempts to acquire securities of corporations that are incorporated or have assets, stockholders, executive offices or principal places of business in such states. In Edgar v. MITE Corp., the Supreme Court of the United States held that the Illinois Business Takeover Act, which involved state securities laws that made the takeover of certain corporations more difficult, imposed a substantial burden on interstate commerce and therefore was unconstitutional. In CTS Corp. v. Dynamics Corp. of America, however, the Supreme Court of the United States held that a state may, as a matter of corporate law and, in particular, those laws concerning corporate governance, constitutionally disqualify a potential acquirer from voting on the affairs of a target corporation without prior approval of the remaining stockholders, provided that such laws were applicable only under certain conditions. Subsequently, a number of Federal courts ruled that various state takeover statutes were unconstitutional insofar as they apply to corporations incorporated outside the state of enactment.

  The Company's Certificate of Incorporation provides that it shall not be subject to the provisions of Section 203 of the DGCL with respect to restrictions upon business combinations involving the Company. Purchaser has not attempted to comply with any other state takeover laws in connection with the Offer and believes none of such laws to be applicable to the Offer. Should any person seek to apply any state takeover law, Purchaser reserves the right to take such action as then appears desirable, which may include challenging the validity or applicability of any such statute allegedly applicable to the Offer in appropriate court proceedings. Nothing in this Offer to Purchase nor any action taken in connection herewith is intended as a waiver of that right. In the event it is asserted that one or more state takeover laws is applicable to the Offer or the Second Step Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer, Purchaser might be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, Purchaser might be unable to accept for payment or pay for any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, Purchaser may not be obligated to accept for payment or pay for any Shares tendered. See "THE TENDER OFFER--Certain Conditions of the Offer."

  Appraisal Rights. Holders of the Shares do not have appraisal rights as a result of the Offer. However, if the Second Step Merger is consummated, holders of the Shares in connection with the Second Step Merger will have certain rights pursuant to the provisions of Section 262 of the DGCL to dissent and demand appraisal of their Shares. Under Section 262, dissenting stockholders who comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Second Step Merger) and to receive payment of such fair value in cash, together with a fair rate of interest, if any. Any such judicial determination of the fair value of the Shares could be based upon factors other than, or in addition to, the price per share to be paid in the Second Step Merger or the market value of the Shares. The value so determined could be more or less than the price per share to be paid in the Merger. See "SPECIAL FACTORS--Appraisal Rights" and Annex III to this Offer to Purchase.

  Going Private Transactions. The Offer constitutes a "going private" transaction under Rule 13e-3 of the Exchange Act. Consequently, Purchaser and Parent have filed with the Commission the Schedule 13E-3, together with exhibits, in addition to filing with the Commission a Tender Offer Statement on
Schedule 14D-1 (the "Schedule 14D-1"). Pursuant to Rule 13e-3, this Offer to Purchase contains information relating to, among other matters, the fairness of the Offer to the Company's stockholders.

  Legal Proceedings. Purchaser is not aware of any pending or overtly threatened legal proceedings which would affect the Offer or the Second Step Merger. If any such matters were to arise, Purchaser could decline to accept for payment or pay for any Shares tendered in the Offer. See "THE TENDER OFFER--Certain Conditions of the Offer."

FEES AND EXPENSES

  Parent and Purchaser have engaged Merrill Lynch as the Dealer Manager in connection with the Offer. In addition, Merrill Lynch is acting as financial advisor to Parent in connection with the proposed acquisition of the Company. In consideration for these services Parent and Purchaser have agreed to pay Merrill Lynch a fee equal to $500,000 upon commencement of the Offer. Purchaser also has agreed to reimburse Merrill Lynch for its expenses, including reasonable counsel fees, and to indemnify it against certain liabilities and expenses, including certain liabilities under the federal securities laws.

  Purchaser has retained D.F. King & Co., Inc., as Information Agent, and First Chicago Trust Company of New York, as Depositary, in connection with the Offer. The Information Agent and the Depositary will receive reasonable and customary compensation for their services hereunder and reimbursement for their reasonable out-of-pocket expenses. The Information Agent and the Depositary will also be indemnified by Purchaser against certain liabilities in connection with the Offer.

  Neither Purchaser nor Parent, nor any officer, director, stockholder, agent or other representative of Purchaser or Parent, will pay any fees or commissions to any broker, dealer or other person (other than the Information Agent and the Dealer Manager) for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies and other nominees will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding materials to their customers.

  Expenses estimated to be incurred by Parent and Purchaser in connection with the Offer are as follows:

      Financial Advisor fees and expenses............................ $  575,000
      Depositary..................................................... $   10,000
      Information Agent.............................................. $   10,000
      Legal Fees..................................................... $  500,000
      Printing, mailing and distribution expenses.................... $   98,000
      Commission filing fee.......................................... $    7,200
      Miscellaneous fees and expenses................................ $    9,800
                                                                      ----------
          Total...................................................... $1,210,000
                                                                      ==========

MISCELLANEOUS

  Purchaser is not aware of any state where the making of the Offer is prohibited by administrative or judicial action pursuant to any valid state statute. If Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of Shares pursuant thereto, Purchaser will make a good faith effort to comply with such state statute. If, after such good faith effort, the Offer cannot comply with such state statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such state. In any jurisdiction where the securities, blue sky or other laws require the offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by Merrill Lynch or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF PURCHASER OTHER THAN AS CONTAINED IN THIS OFFER TO PURCHASE OR IN THE LETTER OF TRANSMITTAL, AND, IF ANY SUCH INFORMATION OR REPRESENTATION IS GIVEN OR MADE, IT SHOULD NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY PURCHASER.

  Purchaser and Parent have filed with the Commission the Schedule 14D-1, pursuant to Rule 14d-1 of the Exchange Act, and the Schedule 13E-3, pursuant to Rule 13e-3 of the Exchange Act, respectively, together with exhibits furnishing certain information with respect to the Offer. Such Schedule 14D-1, Schedule 13E-3 and any amendments thereto, including exhibits, may be examined and copies may be obtained at the same places and in the same manner as set forth with respect to the Company in "THE TENDER OFFER--Certain Information Concerning the Company" (except that they may not be available at the regional offices of the Commission).

                                          MAX ACQUISITION DELAWARE INC.

February 4, 1997

                                                                        ANNEX I

          CERTAIN INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE
                       OFFICERS OF PARENT AND PURCHASER

  1. DIRECTORS AND EXECUTIVE OFFICERS OF PARENT. The names, present principal occupation or employment, and material occupations, positions, offices, or employments during the last five years of each director and executive officer of Sears, Roebuck and Co. are set forth below. Unless otherwise noted, the officers and directors have held the positions indicated below with Parent for the last five years or have served Parent in various administrative or executive capacities for at least that long. The business address of each person listed below is 3333 Beverly Road, Hoffman Estates, Illinois 60179, and each person is a citizen of the United States.

                                  PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
          DIRECTORS             POSITION WITH PARENT AND FIVE-YEAR EMPLOYMENT
                                                   HISTORY

Hall Adams, Jr...............  Director since 1993. Chairman of the Board and
                               Chief Executive Officer of Leo Burnett Company, Inc. (advertising agency) from January 1987 un-til his retirement on January 1, 1992, Mr. Adams is also a director of The Dun & Bradstreet Corporation and McDonald's Corpora-tion and a Trustee of Rush-Presbyterian St. Luke's Medical Center.

Warren L. Batts..............  Director since 1986. Chairman of the Board of
                               Premark International, Inc. (consumer and com-mercial products) from September 1986 until June 1996 and Chairman of the Board and Chief Executive Officer of Tupperware Corporation since June 1996, Mr. Batts is also a director of The Allstate Corporation, Cooper Industries, Inc. and Sprint Corporation. He is also a Trustee of the Art Institute of Chicago, Children's Memorial Hospital of Chicago and Northwestern University.

Alston D. Correll............  Director since 1996. Chairman of the Board and
                               Chief Executive Officer of Georgia-Pacific
                               Corp. since December 1993; President and Chief Operating Officer of Georgia-Pacific Corp. from 1991 to 1993, Mr. Correll is also a Director of Trust Company of Georgia and The Southern Com-pany.

James W. Cozad...............  Director since 1993. Chairman of the Board and
                               Chief Executive Officer of Whitman Corporation (a diversified consumer and commercial products company) from January 1990 until his retirement on May 9, 1992, Mr. Cozad is also a director of Eli Lilly and Company, Northern Funds, Inland Steel Industries, Inc., Inland Steel Company, and Whitman Corporation. He is also President of the Lyric Opera of Chicago, a director of the Indiana University Foundation and a Life Trustee of the Northwestern Memorial Hospital Corporation.

Arthur C. Martinez...........  Director since 1995. Chairman of the Board,
                               President and Chief Executive Officer of Parent since August 1995 and Chairman and Chief Execu-tive Officer of the former Merchandise Group of Parent from September 1992 until August 1995, Mr. Martinez previously served as Vice Chairman and a director of Saks Fifth Avenue from August 1990 to August 1992. Mr. Martinez is a member of the board of directors of Ameritech Corpora-tion, the Federal Reserve Bank of Chicago and Northwestern Memorial Hospital and is a

          DIRECTORS               PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
                                POSITION WITH PARENT AND FIVE-YEAR EMPLOYMENT
                                                   HISTORY

                               trustee of Northwestern University, the Orches-tral Association of the Chicago Symphony Or-chestra and the Art Institute of Chicago. Mr. Martinez serves as chairman of the National Mi-nority Supplier Development Council, Inc. (NMSDC) and is Chairman of the Board of Trust-ees of Polytechnic University.

Michael A. Miles.............  Director since 1992. Chairman of the Board and
                               Chief Executive Officer of Philip Morris Compa-nies Inc. (a holding company engaged primarily in the manufacture and sale of various consumer products) from September 1991 until his retire-ment in July 1994, Mr. Miles served as Deputy Chairman of Philip Morris Companies Inc. from April 1991 to August 1991. Mr. Miles is a Spe-cial Limited Partner of Forstmann Little & Co. (a New York investment firm with interests in electronics, aerospace, publishing and other industries). He is also a director of The Allstate Corporation, Dean Witter, Discover & Co., Dell Computer Corp. and Time Warner Inc. and a member of the International Advisory Com-mittee of Chase Manhattan Bank. Mr. Miles is also a Trustee of Northwestern University.

Richard C. Notebaert.........  Director since 1996. Chairman of the Board,
                               President and Chief Executive Officer of
                               Ameritech Corporation (telephone, data and video communications company) since April 1994. Mr. Notebaert served as President and Chief Ex-ecutive Officer of Ameritech from January 1994 to April 1994, as President and Chief Operating Officer from June 1993 to January 1994 and as Vice Chairman from January 1993 to June 1993. He served as President of Ameritech Services, Inc. (a wholly-owned subsidiary of Ameritech's five state telephone companies) from June 1992 to January 1993, as President of Ameritech's Indiana Bell subsidiary from 1989 to 1992 and as President of Ameritech Mobile Communica-tions, Inc. from 1986 to 1989. Mr. Notebaert is a trustee of Northwestern University and the Chicago Symphony Orchestra and is a member of The Chicago Council on Foreign Relations, the Civic Committee of The Commercial Club of Chi-cago, The Economic Club of Chicago, The Busi-ness Roundtable, The Council on Competitive-ness, The Committee for Economic Development and The Business Council.

Nancy C. Reynolds............  Director since 1982. Senior Consultant to The
                               Wexler Group, a unit of Hill and Knowlton, Inc., since August 1992, Mrs. Reynolds was Vice Chairman of The Wexler Group and Senior Vice President of Hill and Knowlton Public Affairs Worldwide (a public affairs consulting firm in Washington, D.C.) from August 1990 until August 1992. Mrs. Reynolds is also a director of The Allstate Corporation, Norrell Corporation, The Wackenhut Corporation, The National Park Foun-dation, The Central Africa Foundation-USA, The Leakey Foundation, and a Trustee of The Smithsonian's National Museum of the American Indian.

Clarence B. Rogers, Jr.......
                               Director since 1980. Chairman of the Board of Equifax Inc. (information-based administrative services) since January 1997 and Chairman and Chief Executive Officer of Equifax Inc. from October 1992

          DIRECTORS               PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
                                POSITION WITH PARENT AND FIVE-YEAR EMPLOYMENT
                                                   HISTORY

                               until December 1996. Mr. Rogers was President and Chief Executive Officer of Equifax Inc. from October 1989 until October 1992. He is also a director of Briggs & Stratton Corpora-tion, Dean Witter, Discover & Co., Equifax Can-ada Inc., Oxford Industries, Inc. and Teleport Communications Group, Inc.

Donald H. Rumsfeld...........  Director since 1977. Mr. Rumsfeld is currently in private business and serves as Chairman of the Board of Trustees of the RAND Corporation. He served as Chairman, President and Chief Ex-ecutive Officer of General Instrument Corpora-tion (an electronics company) from October 1990 until August 1993. Mr. Rumsfeld was senior ad-visor to William Blair & Co. (an investment banking firm) from October 1985 until October 1990. From 1977 to 1985, he served as CEO of G.D. Searle & Co. He is Chairman of the Board of Directors of Gilead Sciences, Inc., and also a director of Asea Brown Boveri, Gulfstream Aerospace Corp., Kellogg Company, Metricom, Inc. and Tribune Company. Mr. Rumsfeld served as Personal Representative of the President of the United States in the Middle East from No-vember 1983 to May 1984 and was on leave of ab-sence as a director during that period. Prior to joining Searle, Mr. Rumsfeld served in a va-riety of U.S. Government posts from 1957 to 1977, including U.S. Congress, Ambassador to NATO, White House Chief of Staff and Secretary of Defense.

Dorothy A. Terrell...........  Director since 1995. President of SunExpress,
                               Inc. (operating company of Sun Microsystems,
                               Inc., a leading supplier of open network com-puting products and services) and Corporate Ex-ecutive Officer of Sun Microsystems, Inc. since August, 1991. Ms. Terrell previously served as a Group Manager in Digital Equipment Corpora-tion from October, 1987 to July, 1991. She is a member of the board of directors of General Mills, Inc., Massachusetts Technology Develop-ment Corporation and The Computer Museum. Her professional affiliations include The Boston Club and the Massachusetts Governor's Council on Economic Growth and Technology.

     EXECUTIVE OFFICERS           PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
                                POSITION WITH PARENT AND FIVE-YEAR EMPLOYMENT
                                                   HISTORY

Paul A. Baffico..............  President, Automotive Group since 1996.

James A. Blanda..............  Vice President and Controller since 1992.

John H. Costello.............  Senior Executive Vice President, General Manag-
                               er, Marketing since April 1993; prior to join-ing Parent, Mr. Costello was President and Chief Operating Officer of Nielsen Marketing Research USA.

Steven D. Goldstein..........  President, Credit and Chairman of Sears Na-
                               tional Bank since April 1996; prior to joining Parent he had been Chairman and Chief Executive Officer of American Express Bank from April 1991 to February 1996.

Alan J. Lacy.................  Executive Vice President and Chief Financial
                               Officer since January 1, 1995; Senior Vice
                               President, Finance, from 1994 to 1995; prior to joining Parent he had been Vice President, Fi-nancial Services and Systems of Philip Morris Companies, Inc. and President of Philip Morris Capital Corporation since September 1993, and Senior Vice President of Kraft General Foods in charge of finance, strategy and development matters from September 1989 to September 1993.

Michael D. Levin.............  Senior Vice President, General Counsel and Sec-
                               retary since March 1, 1996; Senior Vice Presi-dent and General Counsel from January 1, 1996 through February 29, 1996; partner in the law firm of Latham & Watkins from 1982 through 1995.

Robert L. Mettler............  President, Merchandising-Full Line Stores since
                               February 1996; President--Apparel Group from
                               1993-1996; prior to joining Parent he had been President and Chief Executive Officer of Robinson's Inc.

William G. Pagonis...........  Executive Vice President, Logistics since 1994;
                               Senior Vice President, Logistics from 1993-
                               1994; prior to joining Parent he had been a Lieutenant General in the U.S. Army.

Anthony J. Rucci.............  Executive Vice President, Administration since
                               October 1993; prior to joining Parent he had been Senior Vice President, Strategy, Business Development and External Affairs and Senior Vice President, Human Resources, of Baxter In-ternational, Inc.

William L. Salter............  President, Home Stores since 1996.

Joseph A. Smialowski.........  Senior Vice President and Chief Information Of-
                               ficer of Parent since 1995; Vice President and Chief Information Officer from 1993-1995; prior to joining the Parent, Mr. Smialowski was a partner in the Management Horizons Division of Price Waterhouse, LLP.

Allan B. Stewart.............  President, Stores-Full Line Stores since 1996.

Jane J. Thompson.............  President, Home Services since 1996.

  2. DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER. Unless otherwise indicated, each person identified below has been employed by Parent for the last five years and all information concerning the current business address, present principal occupation or employment and five-year employment history for each person is the same as the information given above. In addition to holding the offices indicated, Ms. Thompson, Mr. Pigott and Ms. Schneider are also directors of Purchaser. All persons listed below are citizens of the United States.

Jane J. Thompson.............  President.

John T. Pigott...............  Vice President and Treasurer. Vice President,
                               Finance--Home Services of Parent since January 1996.

Pamela R. Schneider..........  Vice President and Secretary. Vice President,
                               Law--Home Services of Parent since March 1996; Senior Vice President and General Counsel of JMC Group, Inc. from March 1995 through February 1996 and Vice President and Assistant General Counsel thereof from 1993-1995; prior thereto, Ms. Schneider was Assistant Vice President and Associate Counsel of San Diego Trust & Savings Bank.

Steven M. Cook...............  Assistant Secretary. Assistant General Counsel
                               of Parent since July 1996; prior thereto, Mr. Cook was associated with the law firm of Skadden, Arps, Slate, Meagher & Flom.

                                                                       ANNEX II

                                                       INVESTMENT BANKING

                                                       Corporate and
                                                       Institutional
                                                       Client Group

                                                       World Financial Center
                                                       North Tower
LOGO                                              New York, New York 10281-1330

                                          February 3, 1997

Board of Directors
Sears, Roebuck and Co.
3333 Beverly Road, B6-1458
Hoffman Estates, IL 60179

Attention: Mr. Alan J. Lacy
     Executive Vice President and
     Chief Financial Officer

Gentlemen:

  Sears, Roebuck and Co. (the "Company") proposes to make a tender offer (the "Offer") for all outstanding shares of common stock, par value $0.01 per share (the "Shares"), of MaxServ, Inc., its 64% owned subsidiary (the "Subject Company"), other than the Shares already owned by the Company, at $7.00 per Share, net to the seller in cash.

  You have asked us whether, in our opinion, the proposed cash consideration to be paid by the Company pursuant to the Offer is fair from a financial point of view to holders of Shares other than the Company.

  In arriving at the opinion set forth below, we have, among other things:

  (1) Reviewed the Subject Company's Annual Reports, Forms 10-K and related financial information for the three fiscal years ended May 31, 1996 and the Subject Company's Forms 10-Q and related unaudited financial information for the quarterly periods ended August 31, 1996 and November 30, 1996;

  (2) Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets and prospects of the Subject Company, furnished to us by members of the Company's management who monitor the operations of the Subject Company;

  (3) Reviewed certain financial forecasts prepared by the financial advisor to the special committee of independent directors of the Subject Company;

  (4) Conducted discussions with members of the Company's management who monitor the operations of the Subject Company concerning the Subject Company's business and prospects;

  (5) Reviewed the historical market prices and trading activity for the Shares and compared them with those of certain publicly traded companies which we deemed to be reasonably similar to the Subject Company;

  (6) Compared the results of operations of the Subject Company with those of certain companies which we deemed to be reasonably similar to the Subject Company;

  (7) Reviewed premiums paid in certain minority interest transactions which we deemed to be relevant; and

  (8) Reviewed such other financial studies and analyses and performed such other investigations and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.

  In preparing our opinion, we have relied on the accuracy and completeness of all information supplied or otherwise made available to us by the Company, and we have not independently verified such information or undertaken an independent appraisal of the assets or liabilities of the Subject Company. With respect to the financial forecasts of the Subject Company furnished to us by the Company, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgment of the management of the Company as to the expected future financial performance of the Subject Company. We have not been provided with any information by the Subject Company and neither received nor reviewed any financial forecasts prepared by the Subject Company pertaining to its future prospects. In addition, we have had no discussions with members of the Subject Company's management concerning the Subject Company's business and prospects. Although we were provided with certain financial forecasts prepared by the financial advisor to the special committee of independent directors of the Subject Company, we have, for purposes of our opinion and with the concurrence of members of the Company's management who monitor the operations of the Subject Company, considered only those forecasts relating to the years ended December 31, 1996 and 1997 since, in our view and theirs, the forecasts for subsequent periods were based on assumptions concerning the Subject Company's business and prospects that are unreasonable.

  We have, in the past, provided financial advisory and financing services to the Company and have received fees for such services. We are also currently providing financial advisory services to the Company and will receive fees for such services. We currently own 6,312,900 shares of common stock of the Company. In addition, in the ordinary course of our business, we may actively trade the debt and equity securities of the Company for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

  On the basis of, and subject to the foregoing, we are of the opinion that the proposed cash consideration to be paid by the Company pursuant to the Offer is fair from a financial point of view to holders of Shares other than the Company.

                                          Very truly yours,

                                          Merrill Lynch, Pierce, Fenner &
                                           Smith
                                                   Incorporated

                                                                      ANNEX III

  Set forth below is Section 262 of the General Corporation Law of the State of Delaware regarding appraisal rights, which rights will only be available in connection with the Second Step Merger.

      SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

  (S) 262 Appraisal Rights--(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of his shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

  (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to (S) 251 (other than a merger effected pursuant to subsection (g) of (S) 251), 252, 254, 257, 258, 263 or 264 of this title:

    (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the holders of the surviving corporation as provided in subsection (f) of (S) 251 of this title.

    (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to
  (S) 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

      a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

      b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

      c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

      d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

    (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

  (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

  (d) Appraisal rights shall be perfected as follows:

    (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsections (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of his shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

    (2) If the merger or consolidation was approved pursuant to Section 228 or Section 253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section, provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within twenty days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either
  (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given; provided that, if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

  (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw his demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after his written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

  (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

  (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

  (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted his certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that he is not entitled to appraisal rights under this section.

  (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

  (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

  (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded his appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of his demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

  (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

  Facsimile copies of the Letter of Transmittal will be accepted. The Letter of Transmittal and certificates for Shares and any other required documents should be sent or delivered by each stockholder of the Company or his broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of the addresses set forth below:

                       The Depositary for the Offer is:

                    FIRST CHICAGO TRUST COMPANY OF NEW YORK

                               ----------------

                            Facsimile Transmission:
                                (201) 222-4720
                                      or
                                (201) 222-4721

                             Confirm by Telephone:
                                (201) 222-4707

         By Hand:           By Overnight Courier:             By Mail:



   First Chicago Trust       First Chicago Trust        First Chicago Trust
         Company                   Company                    Company
       of New York               of New York                of New York
   Attention: Tenders &      Attention: Tenders &       Attention: Tenders &
        Exchanges                 Exchanges                  Exchanges
 c/o THE DEPOSITORY TRUST      Suite 4680--MXV       P.O. Box 2569, Suite 4660
         COMPANY          14 Wall Street, 8th Floor    Jersey City, NJ 07303-
 55 Water Street, DTC TAD     New York, NY 10005                2569
Vietnam Veterans Memorial
          Plaza
    New York, NY 10041


  Any questions or requests for assistance or additional copies of the Offer to Purchase and the Letter of Transmittal and Notice of Guaranteed Delivery may be directed to the Dealer Manager or the Information Agent at their respective telephone numbers and locations listed below. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

                     THE DEALER MANAGER FOR THE OFFER IS:

                              MERRILL LYNCH & CO.

                            World Financial Center
                                  North Tower
                         New York, New York 10281-1330

                         (212) 449-8209 (call collect)

                    THE INFORMATION AGENT FOR THE OFFER IS:

                                   D.F. KING

                                77 Water Street
                           New York, New York 10005

                           Toll Free (800) 848-3405

                    Banks and Brokerage Firms, please call:
                                (212) 269-5550